Exhibit 99.3

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

FOR THE 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF SEADRILL LIMITED TO BE HELD ON APRIL 17, 2024.

GENERAL

We are furnishing this Proxy Statement in connection with the solicitation by the Board of Directors of Seadrill Limited (the “Board”) of proxies for use at the 2024 Annual General Meeting of Shareholders (the “Meeting”) or any adjournment or postponement of the Meeting. The Meeting is to be held at 10:00 am at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda on April 17, 2024. At the Meeting, we will ask you to consider and vote on the proposals described in the accompanying Notice of 2024 Annual General Meeting of Shareholders. We are soliciting proxies from shareholders of record as of 5:00 p.m., Bermuda time on March 6, 2024.

Under Bermuda law, holders of a company’s common shares are referred to as “members” but for convenience they are referred to in this Proxy Statement as “shareholders” or “shareholders of record.” In this Proxy Statement, the terms “Seadrill,” “we,” “our,” “Company” and “us” refer, as the context requires, to Seadrill Limited.

HOW TO VOTE

Shareholders of Record / Members: You are asked to complete, date and sign the enclosed Proxy Card to appoint each of the following persons as proxy holders for the Meeting: Ms. Julie Robertson (Chair of the Board), Mr. Simon Johnson (Seadrill Chief Executive Officer (“CEO”)), Mr. Martyn Svensen (Seadrill Vice President of Insurance) and Ms. Jennifer Panchaud (Attorney at Conyers Dill & Pearman Limited, Seadrill’s Bermuda Counsel).

To be valid, any Proxy Card appointing a proxy must be received (completed, dated and signed):

1.	in case of Proxy Cards sent by Broadridge, by Broadridge online at www.proxyvote.com or by mail at:

c/o Broadridge

51 Mercedes Way

Edgewood, NY 11717 USA

before 11:59 pm EST on April 15, 2024; or

2.	in case of Proxy Cards sent by DNB, by DNB via email at vote@dnb.no or by mail at:

DNB Bank ASA, Registrars Dept.

P.O. Box 1600 Sentrum 0021 Oslo

Norway

before 12:00 CET on April 15, 2024,

(where each time and date above, as applicable, is referred to herein as the “share voting cutoff time”).

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Please refer to the accompanying Proxy Card for specific voting instructions.

Please sign the Proxy Card exactly as your name appears on the card. If shares are owned jointly, each joint owner should sign the Proxy Card. If a shareholder is a corporation, limited liability company or partnership, the Proxy Card should be signed in the full corporate, limited liability company or partnership name by a duly authorized person. If the Proxy Card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, please state the signatory’s full title and provide a certificate or other proof of appointment.

Beneficial Owners: If you are a beneficial owner of shares of the Company, your broker, bank or other nominee will arrange to provide materials and instructions for voting your shares. Please note that you may not vote shares held in street name by returning a Proxy Card or voting instruction card directly to the Company unless you provide a legal proxy executed by the shareholder of record and enabling you to vote the shares.

Your vote is important. All shareholders are cordially invited to attend the Meeting. We urge you, whether or not you plan to attend the Meeting, to submit your proxy by completing, signing, dating and mailing the enclosed Proxy Card.

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by sending written notice of revocation to the Company Secretary, James Gilbertson, at 11025 Equity Drive, Suite 150, Houston, Texas 77041, which must be received by the share voting cutoff time, stating that you would like to revoke your proxy or by completing, signing and dating another proxy card and returning it to the Company Secretary, James Gilbertson, at 11025 Equity Drive, Suite 150, Houston, Texas 77041, together with a written notice of revocation, which must be received by the share voting cutoff time, or by attending the Meeting and voting in person.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2023 will be made available at the Meeting. The Board has approved these statements before the meeting; however, there is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements for the year ended December 31, 2023 are contained in the Company’s report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and published on our website at www.seadrill.com/investors/reports-presentations/reports/. Shareholders can request a hard copy free of charge upon request through the investor portion of our website at www.seadrill.com.

COMPANY PROPOSALS

PROPOSAL 1 – NUMBER OF DIRECTORS

The Company currently has nine (9) serving Directors. At the Meeting, the Board will ask the shareholders to determine that the number of Directors comprising the Board be set at up to nine (9) Directors until the next annual general meeting of shareholders of the Company, or until such number is changed in accordance with the Bye-laws of the Company (the “Bye-laws”). The Board has nominated, in accordance with Proposal 2, for re-election to the Board those nine (9) persons currently serving as Directors of the Company.

The Board recommends that the shareholders vote FOR Proposal 1.

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PROPOSAL 2 – RE-ELECTION OF DIRECTORS

The Board has nominated the persons listed below for re-election as Directors of the Company, all of whom are presently serving members of the Board.

As provided in the Bye-laws, each Director is elected at each annual general meeting of shareholders and shall hold office until the next annual general meeting following his or her election or until his or her office is otherwise vacated in accordance with the Bye-laws.

At the Meeting, the Board will ask the shareholders to re-elect, by way of separate resolutions, each of Julie Robertson, Jean Cahuzac, Jan Kjærvik, Mark McCollum, Harry Quarls, Andrew Schultz, Paul Smith, Jonathan Swinney and Ana Zambelli as Directors of the Company to serve until the next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws.

Nominees For Election as a Director

Information concerning the nominees for Directors of the Company is set forth below:

	Name	Director Since
Proposal 2
(a)	Julie Robertson*	22 February 2022
(b)	Jean Cahuzac	22 February 2022
(c)	Jan Kjærvik	22 February 2022
(d)	Mark McCollum	22 February 2022
(e)	Harry Quarls	3 April 2023
(f)	Andrew Schultz	22 February 2022
(g)	Paul Smith	22 February 2022
(h)	Jonathan Swinney	3 April 2023
(i)	Ana Zambelli	25 January 2023

*	Serves as Chair of the Board

Biographies

Julie Johnson Robertson, Chair of the Board, Age 68

Ms. Robertson is one of the most respected leaders in the offshore drilling business, and she also was one of the highest ranking female chief executives in the energy sector. Her career at Noble Corporation plc and its predecessor companies spanned more than 40 years and she held many roles, including Executive Chairman, President, and CEO. She currently sits on the board of directors for EOG Resources, Superior Energy Services, and Patterson-UTI. She is a resident of Houston, Texas. Ms. Robertson serves as chair of the Joint Nomination and Remuneration Committee of the Board.

Jean Cahuzac, Age 70

Mr. Cahuzac is highly regarded in the offshore energy services sector, bringing over 40 years of experience in the industry including his prior service as CEO of Subsea 7 as well as in operational and management roles at Transocean and Schlumberger. Mr. Cahuzac currently serves as a director on the compensation committee at Subsea 7, and as chairman of the sustainability committee and on the strategy committee at Bourbon Maritime. He is a resident of Paris, France. Mr. Cahuzac serves as the chair of the Operational Excellence Committee of the Board.

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Jan Kjærvik, Age 66

Mr. Kjærvik is an accomplished financial executive who brings 40 years of experience in financial roles across the banking, energy, and maritime sectors. He was most recently Interim Treasurer for GE Energy businesses (Vernova) preparing for demerger and separate listing in April 2024 from General Electric parent. Previously he served as Head of Treasury & Risk for A.P. Møller-Mærsk and also held similar role at Aker Kværner/Solutions. The first half of his career was in various leadership position at Nordea Bank. He currently sits on the board of directors for Høegh Autoliners and also serves as chair of its audit committee. Previous directorships include Mærsk Supply Service, Mærsk Insurance, Danish Ship Finance, VP Securities, and Britannia PI. Mr. Kjærvik holds a Masters in Economics (lic. oec.) from the University of St. Gallen, Switzerland. Mr. Kjærvik is a Norwegian citizen and resides in Oslo, Norway. Mr. Kjærvik is a member of the Audit and Risk Committee of the Board.

Mark McCollum, Age 65

Mr. McCollum has extensive global experience in the offshore energy services sector and has chaired three different public-company audit committees. He is a 20-year veteran of the oil and gas industry, having most recently served as President and CEO of Weatherford International. He also held several roles of prominence at Halliburton, including EVP and CFO. He currently serves on the board of directors for Westlake Corporation where he serves as chair of the audit committee, and Marathon Oil Corporation where he serves as chair of the compensation committee and sits on the health, environmental, safety and corporate responsibility committee. He is a resident of Waco, Texas. Mr. McCollum serves as chair of the Audit and Risk Committee of the Board.

Harry Quarls, Age 71

Mr. Quarls currently serves as chairman of the board for CHC Helicopter, Key Energy Services, and ESS Tech, Inc.. Mr. Quarls served as a Managing Director at Global Infrastructure Partners, leading their efforts in North American energy midstream investments. Additionally, Mr. Quarls served as Managing Director and practice leader for Global Energy as well as a member of the board of directors at Booz & Company, a leading international management consulting firm. He has also served on the boards of a number of other private and public companies. Mr. Quarls holds BS and ScM degrees in Chemical Engineering from Tulane University and MIT, respectively. He also holds an MBA from Stanford University. Mr. Quarls is a member of the Operational Excellence Committee of the Board.

Andrew Schultz, Age 69

Mr. Schultz is an experienced turnaround investor and executive, as well as a seasoned director with extensive experience in stressed and distressed situations. As a lawyer and investor, his career has spanned many industries. He is very familiar with both the offshore drilling sector and the E&P sector, serving as board chair for Pacific Drilling and a director for Vanguard Natural Resources. Currently a non-executive director advisor, he sits on a total of six boards. He is a resident of New Canaan, Connecticut. Mr. Schultz is a member of the Joint Nomination and Remuneration Committee of the Board.

Paul Smith, Age 53

Mr. Smith is a highly analytical and energetic financial leader who brings depth and expertise in capital allocation, capital structure, capital markets, and restructurings with a global track record across various industries, including mining & metals, oil & gas, and steel. He had a nine-year career with Glencore, culminating as CFO for Katanga Mining. Currently, he is Founder and Principal of Collingwood Capital Partners (which manages public and private investments focused on resources, energy transformation, and technology sectors). He currently sits on the boards of directors of Bunker Hill Mining Corp. and Echion Technologies Ltd. and is the non-executive Chairman of Horizonte Minerals. He is a resident of Zug, Switzerland. Mr. Smith is a member of the Joint Nomination and Remuneration Committee of the Board.

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Jonathan Swinney, Age 58

Mr. Swinney served as the founding Chief Financial Officer of EnQuest PLC from 2010 until 2022, a premium listed company on the London Stock Exchange. Over that period the company grew significantly, and Mr. Swinney led a number of asset acquisitions and major capital markets transactions. Mr. Swinney has wide-ranging experience in financing across the capital structure, M&A, financial reporting, financial restructuring, financial planning and analysis, treasury and financial risk. Mr. Swinney also served as the Head of Mergers and Acquisitions of Petrofac Limited before joining EnQuest PLC and, prior to that, worked as Managing Director of Lehman Brothers (London) and as Director, Equity Capital Markets of Credit Suisse First Boston (London). Mr. Swinney is a chartered accountant and a qualified solicitor and holds an LPC with distinction from the College of Law, and a BSc with honors from Southampton University. Mr. Swinney is a member of the Audit and Risk Committee of the Board.

Ana Zambelli, Age 51

Ms. Zambelli brings significant industry experience to the Company, with more than 20 years’ experience in the energy services sector in operational, commercial, and finance roles. Ms. Zambelli served as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Last, she served as a Managing Director in Brookfield’s Private Equity Group, responsible for business operations in Brazil, where she also provided operational and financial oversight for Brookfield portfolio companies. Ms. Zambelli previously served as an independent member of the board of directors of Petrobras and Braskem and was the founder and has been the leader of the diversity committee at the Brazilian Petroleum Institute (IBP) from 2018 to present. Ms. Zambelli currently sits on the board of DHT Holdings, Galp, and BW Energy. Ms. Zambelli is a member of the Operational Excellence Committee of the Board.

The Board recommends that the shareholders vote FOR Proposals 2(a)-(i).

PROPOSAL 3 – APPOINTMENT OF INDEPENDENT AUDITORS

The Audit and Risk Committee has approved the appointment of PricewaterhouseCoopers LLP as the independent auditor for the Company for the financial year ending December 31, 2024 and their remuneration and has recommended such to the Board.

At the Meeting, the Board will ask the shareholders to approve the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent auditor for the financial year ending December 31, 2024 and serve until the close of the Company’s next annual general meeting thereafter, and to authorize the Board (acting through its Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.

The Board recommends that the shareholders vote FOR Proposal 3.

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PROPOSAL 4 – TO APPROVE AMENDMENTS TO BYE-LAWS

The current Bye-laws reflect the Company’s position as it underwent and emerged from its reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Chapter 11 process”). It is the view of the Board that the Company’s position has changed significantly since February 22, 2022, being the date on which the Company emerged from the Chapter 11 process. Moreover, since October 14, 2022, the Company’s common shares have been listed and traded principally on the New York Stock Exchange (“NYSE”) and the Company is now subject to the NYSE’s listing requirements. To best position the Company to deliver sustainable long-term performance in a competitive and volatile market, the Board recommends that the Bye-laws be amended and restated to read in their entirety as set forth in Appendix 2 attached to this Proxy Statement (the “A&R Bye-laws”). The Board believes that the A&R Bye-laws are consistent with good corporate governance and will better align the Company with market practices among U.S. listed companies, and investor expectations. Specifically, the Board believes the refinements will, among other things, eliminate unnecessary provisions related to the Chapter 11 process and the tax position of the Company upon emergence from the Chapter 11 process, increase the flexibility the Board to promptly and effectively oversee the business and affairs of the Company for the benefit of the greater shareholder group, permit the Board to take decisions that are appropriately within the authority of the Board and establish clear procedures for the engagement by our shareholders in making shareholder proposals at general meetings of shareholders.

To assist the shareholders in considering this Proposal, a comparative table of the proposed amendments vis-à-vis the current Bye-law provisions is included as Appendix 1 attached to this Proxy Statement and a complete copy of the A&R Bye-laws is included as Appendix 2 attached to this Proxy Statement. In certain cases, the proposed amendments to the Bye-laws would give the Board greater authority vis-à-vis shareholders in making certain decisions for the Company. Therefore, you should read carefully the information provided in this Proxy Statement before voting on this Proposal.

Shareholder Outreach Efforts and Engagement of Proxy Advisory Services

In March 2023, we held the first annual general meeting of our shareholders (the “2022 AGM”) after our emergence from the Chapter 11 process. At the 2022 AGM, we originally intended to seek the approval of our shareholders of an amendment and restatement of our Bye-laws, which Bye-laws had been negotiated with our creditors prior to our emergence from the Chapter 11 process. Before the 2022 AGM, some shareholders expressed concern about certain aspects of the proposed changes to the Bye-laws. Therefore, the Board withdrew the proposed changes to the Bye-laws from consideration by shareholders at the 2022 AGM. Since then, the Company has considered appropriate changes to the Bye-laws to address the shareholder feedback, eliminate provisions that resulted from the negotiation with our creditors and were not customary for publicly traded companies and better align the Bye-laws with market practices among U.S. listed companies in light of the Company’s shares being principally traded on the NYSE. In proposing certain changes to the Bye-laws, the Company considered how it does not benefit from the typical Bye-law provisions of Delaware companies (such as interested shareholder and fair price provisions) that provide shareholders with certain protections in the context of a potential company takeover, including a hostile takeover. As a result, the Company seeks to provide the Board with certain tools, such as the authorized preference shares and supermajority vote requirement to approve certain mergers, as described below.

In January 2024, the Company engaged a consulting firm familiar with the practices of shareholder advisory services, such as Institutional Shareholder Services Inc. (“ISS”), to review the proposed amendments to the Bye-laws. Such a review included an analysis of ISS standards for various regions, including the United States, where we maintain our primary stock exchange listing, and Continental Europe. We believe that ISS will assess the proposed amendments to the Bye-laws based on whether they comply with its Continental Europe policy due to our status as a foreign private issuer under U.S. securities laws. However, because the Company’s shares are principally traded on the NYSE and because we are moving our headquarters to Houston, Texas, we believe that assessment by ISS under the U.S. policy would be more appropriate and meaningful to our shareholders. We believe certain of the proposed amendments to the Bye-laws would be viewed favorably by ISS if it were to apply its U.S. policy, while some of the proposed amendments, such as the amendment providing for authorized preference shares and the amendment providing for a supermajority vote requirement to approve certain mergers, would likely not be supported by ISS. Nonetheless, the below discussion provides additional detail on why we believe these proposed changes are in the Company’s best interest.

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Authorized Preference Shares

The Company has no current plans to issue any preference shares. However, the A&R Bye-laws would authorize the Board to issue up to 5,000,000 preference shares with such designation, powers, preferences and rights as determined by the Board, without further shareholder action. Currently, the Company has an authorized share capital of $3,750,000 consisting of 375,000,000 shares of par value $0.01 per share, all of which are designated as common shares. The Bye-laws currently do not authorize the issuance of any preference shares.

The Board believes that the availability of authorized and undesignated preference shares will provide the Company with greater flexibility to issue additional capital in the form of preference shares should conditions warrant and, importantly, could provide our Board with a useful tool in connection with a potential takeover of the Company. Given the absence of typical Delaware interested shareholder provisions that could provide protection of shareholders in the face of a hostile takeover, the Board believes that enabling the Company to issue such preference shares upon Board action would be in the best interests of the Company. The Board could use preference shares in connection with a shareholder rights plan. The adoption of such a plan would incentivize a potential acquiror to negotiate the terms of any potential takeover of the Company with the Board. The Board believes that it is best-positioned to determine an appropriate value of the Company and negotiate that value with a potential acquiror. The Board believes that this preference share provision, together with the supermajority voting requirement also included in the proposed amendments to the Bye-laws and discussed below, would create a similar dynamic to that which would be available to a U.S. corporation having authorized preference shares and an interested shareholder provision similar to Section 203 of the Delaware General Corporation Law. To mitigate a potential negative reaction from our shareholders and an adverse recommendation by ISS, the Board has committed that the Company will not utilize the preference shares in a shareholder rights plan that has a term of more than one year without submitting any such rights plan to shareholders for approval.

If Proposal 4 is approved, the Company may utilize preference shares without shareholder approval for the defensive purposes described above, as well as for general corporate purposes, including, without limitation, general capital raising to support organic growth, capital raising to support merger and acquisition opportunities, the issuance of share dividends or share splits and other general corporate purposes. As noted above, the Board has no current plans to issue any preference shares.

Advance Notice Provisions

Our Bye-laws already include requirements regarding the advance notice that shareholders must provide in order to propose director nominations at a meeting of shareholders. The A&R Bye-laws provide for such requirements to also apply for shareholders to propose business other than director nominations at a meeting of shareholders. The Board believes that extending these “advance notice” provisions to all shareholder proposals is more in line with U.S. public company standards and would allow the Company and shareholders to receive relevant information regarding any shareholder proposal.

Change in Board Size

The A&R Bye-laws allow the Board to determine the size of the Board within a range of not less than five and not more than eleven directors. This amendment provides the Board with flexibility to accommodate changes in Board size within a specified range, and such a provision is common among U.S. public companies. All directors remain subject to annual election by shareholders, and shareholders retain the right to remove any director with or without cause. In addition, the Board believes that the specified range for the Board size is reasonable.

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Director Independence

The A&R Bye-laws remove the existing requirement that all directors shall be independent at all times. Most public companies do not have such a restriction. The existing requirement limits the flexibility of the Company by preventing the CEO or person who is not independent within SEC and NYSE rules from serving on the Board and requiring any sitting director who for whatever reason is no longer independent to be removed from the Board. In certain circumstances, it may be desirable to keep such a director on the Board. In addition, the existing requirement is more restrictive than the requirements of the SEC and the NYSE. The Company is subject to, and will continue to be subject to, the requirements of the SEC and the NYSE that require a majority of directors and all members of the Audit and Risk Committee and the Joint Nomination and Remuneration Committee to be independent.

Remuneration of Directors

The A&R Bye-laws allow the Board to determine the remuneration of directors. The Company’s shares are principally traded on the NYSE, and therefore the Company believes that a more traditional structure among U.S. public companies where the Board determines director compensation is more appropriate. The Board believes this amendment better aligns the Company with U.S. market practice.

CEO as Member of the Board

The A&R Bye-laws remove the existing impediments (including the requirement on independence of all directors as discussed above) to the CEO serving as a director. The existing Bye-law limits the flexibility of the Company and is unusual among U.S. public companies. If the Board determines that it is appropriate for the CEO to serve on the Board, the Board believes it should have the flexibility to nominate the CEO as a director for consideration by the shareholders. The Board has not nominated the CEO for election to the Board at the Meeting. In addition, the roles of CEO and Chair of the Board of the Company are currently filled by two different individuals. The Board intends to maintain this structure even if the CEO of the Company is elected to the Board.

Supermajority Vote Requirement to Approve Certain Mergers

As noted above, the Bye-laws do not provide for supermajority approval of a takeover of the Company by an “insider” as would not be uncommon for U.S. companies formed under the laws of Delaware. The A&R Bye-laws provide for a bifurcated vote standard for shareholder approval of mergers, with a simple majority vote being required for mergers that are approved by the Board and a two-thirds vote being required for mergers that are not approved by the Board. We believe that a higher vote standard is appropriate for transactions that the Board has not approved, as it incentivizes potential acquirers to negotiate directly with the Board, which is better-positioned to negotiate on behalf of the Company and all its shareholders.

At the Meeting, the Board will ask the shareholders to approve the A&R Bye-laws as set out in Appendix 2 attached to this Proxy Statement and adopt the A&R Bye-laws to be the bye-laws of the Company in substitution for and to the exclusion of all existing bye-laws of the Company.

The Board recommends that the shareholders vote FOR Proposal 4.

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PROPOSAL 5 – TO APPROVE THE REMUNERATION OF DIRECTORS

In connection with the Company’s Chapter 11 process, certain significant creditors of the Company (who became shareholders of the Company upon the Company’s emergence from the Chapter 11 process) approved the remuneration that would be paid to the Directors who were appointed to the Board upon emergence of the Company from the Chapter 11 process (the “Initial Directors”). All of our current Directors, except Ms. Zambelli and Messrs. Quarls and Swinney, were Initial Directors and, therefore, entered into services agreements with the Company providing for such remuneration. All of our Directors were paid the basic meeting fees provided for in such services agreements from our emergence from Chapter 11, including during 2023 (within the aggregate amount approved by shareholders at our 2022 AGM) and to date in 2024. In addition, as described in our proxy materials relating to the 2022 AGM, the six directors who were Initial Directors were entitled to receive under their services agreements a fee referred to in such agreements as an “Incentive Fee.” In accordance with the services agreements, those fees became due and were paid to the six Initial Directors promptly following the second-year anniversary of the date of our emergence from the Chapter 11 process (i.e., February 22, 2024). Information regarding the remuneration paid to Directors from January 1, 2024 to the date of the Meeting, which includes the Incentive Fees paid to the Initial Directors (the “Interim Remuneration”), is included in Part 1 of the recommendation of the Joint Remuneration and Nomination Committees set out in Appendix 3, as attached to this Proxy Statement (the “Recommendation”). The Board is asking shareholders to ratify this compensation in accordance with the Bye-laws.

As required under the Bye-laws, the Joint Nomination and Remuneration Committee of the Board has recommended to the Board that Directors of the Company receive a certain level of remuneration in respect of their service on the Board for the period from the date immediately following the Meeting until the later to occur of December 31, 2024 and the date of the 2025 Annual General Meeting of Shareholders (the “Prospective Remuneration”), information regarding which is included in Part 2 of the Recommendation. In accordance with the Bye-laws, the recommendation for such Board remuneration must be approved by shareholders.

At the Meeting, the Board will ask the shareholders to (i) ratify, approve and confirm the Interim Remuneration and (ii) approve the Prospective Remuneration, in each case, as set out in the Recommendation in Appendix 3 attached to this Proxy Statement.

The Board recommends that the shareholders vote FOR Proposal 5.

PROPOSAL 6 – TO APPROVE THE DELISTING OF COMMON SHARES FROM THE OSLO STOCK EXCHANGE

On April 28, 2022, the Company completed a listing of its common shares on the Euronext Expand (the “Euronext Expand”) market of the Oslo Stock Exchange (the “OSE”). On October 11, 2022, the Company listed its common shares on the NYSE under the ticker symbol “SDRL” and the common shares commenced trading on the NYSE on October 14, 2022. Following the listing on the NYSE, the status of the Company’s listing on the Euronext Expand market of the OSE was changed from a primary to a secondary listing. On November 17, 2022, the common shares were moved from the Euronext Expand market to the main list of the OSE. The substantial majority of the daily trading volume of the common shares of the Company is now conducted on the NYSE.

The Board believes that delisting will eliminate regulatory duplication, complexities, and costs associated with administering a dual-listing regime, consistent with continued corporate efforts to simplify the business. For that reason, the Board recommends that the common shares be delisted from the OSE and that the shareholders approve that an application is made by the Company to the OSE for the delisting of its common shares (the “Delisting”).

Although the Delisting would eliminate OSE regulation of the Company and its public disclosure and governance (such as OSE prospectus publication requirements related to new share issuances), the Board believes that the NYSE listing regime and SEC rules will sufficiently protect the interest of our shareholders. Moreover, in connection with the Company recently moving its corporate headquarters to the United States, the status of the Company as a foreign private issuer under U.S. securities laws (and NYSE rules) should cease at the end of 2024, thereby resulting in greater regulation under NYSE and SEC rules of the Company’s disclosure and governance obligations.

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The Board believes a NYSE-only listing structure will provide adequate liquidity, recognizing a substantial majority of the daily trading volume of the common shares of the Company is now conducted on the NYSE. Additionally, the Board expects that a NYSE-only listing structure may improve access to U.S. shareholders and analyst coverage, maximizing the Company’s ability to attract the appropriate investor base and investment style and access deeper pools of capital. Finally, the Board believes a single listing is appropriate for the Company’s size, development, and strategy and aligns more closely with the Company’s peer group.

In sum, the Board considers the cost of maintaining the OSE listing to be increasingly disproportionate to the benefits gained from such listing and does not believe that the Delisting will result in a meaningful diminution of shareholder protections or information rights.

Should the Company receive the required affirmative vote from shareholders and approval of its subsequent delisting application, the Company will provide information on the delisting process and, for those shareholders holding OSE-listed shares through the VPS, the conversion of shareholdings from the OSE to the NYSE.

At the Meeting, the Board will ask the shareholders to approve the Delisting.

The Board recommends that the shareholders vote FOR Proposal 6.

OTHER BUSINESS

The Company knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of 2024 Annual General Meeting.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL GENERAL MEETING

One or more shareholders of record who hold any issued and outstanding shares as of the record date for the 2025 Annual General Meeting and at the time of such meeting and has complied with the requirements in our Bye-laws may nominate a Director nominee or make a proposal in accordance with sections 79 and 80 of the Companies Act of Bermuda to be included on the agenda at such annual general meeting. If approved at the Meeting, shareholder proposals for the 2025 Annual General Meeting will also need to comply with the requirements in the A&R Bye-laws. The description below pertains only to our Bye-laws as in effect on the date of this Proxy Statement. See Appendix 1 and Appendix 2, each attached to this Proxy Statement, for additional information on the A&R Bye-laws, including the shareholder proposal requirements that may become applicable.

Our Bye-laws provide that shareholders seeking to nominate candidates for election as Directors before an annual general meeting of shareholders must provide timely notice of their proposal in writing. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual general meeting of shareholders. However, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Our Bye-laws also specify requirements as to the form and content of a shareholder’s notice, including information concerning the nominee of the proposal, if any, and the shareholder and the beneficial owner, as the case may be. These provisions may impede shareholders’ ability to make nominations for Directors at an annual general meeting of shareholders. Any proposed nomination that does not meet the requirements set forth in our Bye-laws may be declared out of order and may not be considered at the next annual general meeting of shareholders.

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The Chair of the meeting may refuse to allow the transaction of any business not proposed in compliance with our Bye-laws and/or in accordance with the requirements of the Companies Act 1981 of Bermuda.

Shareholders who wish to send communications on any topic to the Board, may do so by writing to our Company Secretary at 11025 Equity Drive, Suite 150, Houston, Texas 77041.

By Order of the Board of Directors

James Gilbertson, Company Secretary

March 21, 2024

Hamilton, Bermuda

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Appendix 1 – Summary of Proposed Bye-law Amendments

A summary of the proposed bye-law amendments is set out below. Where a definition in the current bye-laws of the Company is no longer used in the amended and restated bye-laws of the Company (the “A&R Bye-laws”), such definition has been deleted from the A&R Bye-laws.

Please see Appendix 2 to the 2024 Notice & Proxy Statement for the full set of A&R Bye-laws.

Current Bye-law No.	Current Bye-law wording	A&R Bye-law No.	Proposed A&R Bye-law wording	Explanatory Comment
2	Power to Issue Shares

2.2	Notwithstanding anything in these Bye-laws to the contrary, the Company shall not issue non-voting equity securities of any class, series, or other designation to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code; provided, however, that the foregoing restriction (i) shall have no further force and effect beyond that required under such Section 1123(a)(6) of the Bankruptcy Code nor after such Section 1123(a)(6) of the Bankruptcy Code no longer applies to the Company, and (ii) may be amended or eliminated in accordance with Applicable Law as from time to time may be in effect.	-	~~Notwithstanding anything in these Bye-laws to the contrary, the Company shall not issue non-voting equity securities of any class, series, or other designation to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code; provided, however, that the foregoing restriction (i) shall have no further force and effect beyond that required under such Section 1123(a)(6) of the Bankruptcy Code nor after such Section 1123(a)(6) of the Bankruptcy Code no longer applies to the Company, and (ii) may be amended or eliminated in accordance with Applicable Law as from time to time may be in effect.~~	This wording was required in connection with emergence from the Company’s Chapter 11 process and is no longer relevant.

-	-	2.2	Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).	This wording reinstates a standard power for a Bermuda company that is necessary to be in its bye-laws to allow the Company to redeem preference shares, if any preference shares are ever created.

4	Rights Attaching to Shares

4.1	At the date these Bye-laws are adopted, the share capital of the Company is divided into shares of a single class: 375,000,000 common shares of par value $0.01 each (the “Common Shares”).	4.1	At the date these Bye-laws are adopted, the authorised share capital of the Company is US$3,750,000 divided into ~~shares of a single class: 375,000,000~~: 370,000,000 common shares of par value $0.01 each (the “Common Shares”) and 5,000,000 preference shares of par value $0.01 each (the “Preference Shares”).	The amendment is required in order to create a new class of preference shares, which enables the Board to issue blank check preferred shares as per proposed Bye-laws 4.3 through 4.4 below.

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4.2

The holders of Common Shares shall, subject to these Bye-laws:

(a)   be entitled to receive notice of and attend and vote at general meetings of the Company (and on written resolutions in accordance with Bye-law 34 and the Act) and be entitled to one vote per Common Share;

(b)   be entitled to such dividends as the Board may from time to time declare in accordance with these Bye-laws and the Act;

(c)   in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company available for distribution among all holders of Common Shares on a pari passu and pro rata basis; and

(d)   generally be entitled to enjoy all of the rights attaching to Common Shares.

		4.2

The holders of Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to any Preference Shares):

(a)   be entitled to receive notice of and attend and vote at general meetings of the Company (and on written resolutions in accordance with Bye-law 34 and the Act) and be entitled to one vote per Common Share;

(b)   be entitled to such dividends as the Board may from time to time declare in accordance with these Bye-laws and the Act;

(c)   in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company available for distribution among all holders of Common Shares on a pari passu and pro rata basis; and

(d)   generally be entitled to enjoy all of the rights attaching to Common Shares.

				This is a clarifying amendment given the introduction of preference shares.

-	-	4.3	The Board is authorised to provide for the issuance of one or more classes of preference shares (including the Preference Shares) in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any	New Bye-laws 4.3 through 4.4 provide the Board with broad blank check preferred powers to issue preference shares in one or more series on any terms the Board deems fit. This provides the Board with flexibility, for example, in raising capital or installing a shareholder rights plan (poison pill) in the case of an unwanted hostile takeover attempt on terms the Board does not believe are sufficient. (We

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other series of preference shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)   the number of shares constituting that series and the distinctive designation of that series;

(b)   whether dividends shall be payable on the shares of that series, and, if so, the dividend rate on such shares, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on such shares;

(c)   whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d)   whether that series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares), and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)   whether or not the shares of that series shall be redeemable or repurchaseable, and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

note that the shareholders would authorize a class of preference shares via approval of proposed amendment to Bye-law 4.1.) The proposed wording in Bye-laws 4.3 through 4.4 in respect of blank check preferred powers is market standard for Bermuda public companies.

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(f)   whether that series shall have a sinking fund for the redemption or repurchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g)   the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of, any issued shares of the Company;

(h)   the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series;

(i) the rights of holders of that series to elect or appoint Directors; and

(j) any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

-	-	4.4	Any preference shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued preference shares of the same series and may be	See explanation above regarding Bye-law 4.3.

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			reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of preference shares to be created by resolution or resolutions of the Board or as part of any other series of preference shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of preference shares.

9	Register of Members

9.1	The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act. Subject to the provisions of the Act, the Company may keep one or more branch registers in any place in or outside of Bermuda and the Board may make, amend or revoke any regulations it thinks fit with respect to the keeping of such branch registers. Subject to the Common Shares being listed on the Oslo Stock Exchange, they shall be registered in the VPS.	9.1	The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act. Subject to the provisions of the Act, the Company may keep one or more branch registers in any place in or outside of Bermuda and the Board may make, amend or revoke any regulations it thinks fit with respect to the keeping of such branch registers. ~~Subject to~~ If the Common Shares ~~being~~ are listed on the Oslo Stock Exchange, they shall be registered in the VPS.	The wording is amended to reflect the possibility that the shares may be delisted from the Oslo Stock Exchange (OSE), in which case the last sentence of Bye-law 9.1 would no longer apply.

11	Transfer of Registered Shares

11.4	Subject to the Common Shares being listed on the Oslo Stock Exchange: …	11.4	~~Subject to~~ If the Common Shares ~~being~~ are listed on the Oslo Stock Exchange: …	The wording is amended to reflect the possibility that the shares may be delisted from the OSE, in which case Bye-law 11.4 would no longer apply.

11.5	If fifty per cent. (50%) or more of the aggregate issued and outstanding share capital of the Company or shares representing fifty per cent. (50%) or more of the votes attached to all issued and outstanding shares of the Company are found to be held or owned directly or indirectly (including, without limitation, through the VPS	11.5	If fifty per cent~~.~~ (50%) or more of the aggregate issued and outstanding share capital of the Company or shares representing fifty per cent~~.~~ (50%) or more of the votes attached to all issued and outstanding shares of the Company are found to be held or owned directly or indirectly (including, without limitation, through the VPS Register) by a	The wording is amended to reflect the possibility that the shares may be delisted from the OSE, in which case the requirement to make an announcement through the OSE would no longer apply.

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	Register) by a person or persons resident for tax purposes in Norway, other than the Norwegian Registrar in respect of those shares registered in its name in the Register of Members as nominee of persons whose interests in such shares are reflected in the VPS Register, the Board shall make an announcement to such effect through the Oslo Stock Exchange, and the Board and the Norwegian Registrar shall thereafter be entitled and required to dispose of such number of shares of the Company or interests therein held or owned by such persons as will result in the percentage of the issued and outstanding share capital of the Company held or owned as aforesaid being less than fifty per cent. (50%) and, for these purposes, the Board and the Norwegian Registrar shall in such case dispose of shares or interests therein owned by persons resident for tax purposes in Norway on the basis that the shares or interests therein most recently acquired shall be the first to be disposed of (i.e. on the basis of last acquired first sold) save where there is a breach of the obligation to notify tax residency pursuant to the foregoing, in which event the shares or interests therein of the person in breach thereof shall be sold first. In connection with any such disposal, the Board is authorised to appoint any person to sign an instrument of transfer on behalf of the person holding such shares or interests. Holders of shares in the Company or interests therein shall not be entitled to raise any objection to the disposal of their shares or interests, but any provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to any disposal of shares or interests therein made in accordance with this Bye-law.		person or persons resident for tax purposes in Norway, other than the Norwegian Registrar in respect of those shares registered in its name in the Register of Members as nominee of persons whose interests in such shares are reflected in the VPS Register, the Board shall make an announcement to such effect through the Oslo Stock Exchange (if applicable), and the Board and the Norwegian Registrar shall thereafter be entitled and required to dispose of such number of shares of the Company or interests therein held or owned by such persons as will result in the percentage of the issued and outstanding share capital of the Company held or owned as aforesaid being less than fifty per cent~~.~~ (50%) and, for these purposes, the Board and the Norwegian Registrar shall in such case dispose of shares or interests therein owned by persons resident for tax purposes in Norway on the basis that the shares or interests therein most recently acquired shall be the first to be disposed of (i.e. on the basis of last acquired first sold) save where there is a breach of the obligation to notify tax residency pursuant to the foregoing, in which event the shares or interests therein of the person in breach thereof shall be sold first. In connection with any such disposal, the Board is authorised to appoint any person to sign an instrument of transfer on behalf of the person holding such shares or interests. Holders of shares in the Company or interests therein shall not be entitled to raise any objection to the disposal of their shares or interests, but any provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to any disposal of shares or interests therein made in accordance with this Bye-law.

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11.13	No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register of Members and/or the VPS Register relating to any share.	11.13	No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register of Members and/or the VPS Register (if applicable) relating to any share.	The wording is amended to reflect the possibility that the shares may be delisted from the OSE, in which case the VPS Register would no longer apply.

19	Annual General Meeting

19	An annual general meeting shall be held in each calendar year (other than the year of incorporation) at such time and in Bermuda or at such other place as the Board shall determine, but in no event shall any such annual general meeting be held in Norway or the United Kingdom. However, the first annual general meeting after the date these Bye-laws were adopted is to be held within one (1) month of the first anniversary of the Plan Effective Date.	19	An annual general meeting shall be held in each calendar year ~~(other than the year of incorporation)~~ at such time and in Bermuda or at such other place as the Board shall determine~~, but in no event shall any such annual general meeting be held in Norway or the United Kingdom. However, the first annual general meeting after the date these Bye-laws were adopted is to be held within one (1) month of the first anniversary of the Plan Effective Date~~.

The parenthetical in the first sentence of current Bye-law 19 is deleted as it is no longer relevant, given that the Company was incorporated in 2021.

The constraints on annual general meeting location have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

The final sentence of current Bye-law 19 is deleted as the first year following the Company’s emergence from its Chapter 11 process is complete, and the Company’s first annual general meeting was held on 21 March 2023.

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20	Special General Meeting

20	The Board may convene a special general meeting whenever in their judgment such a meeting is necessary, but in no event shall any such Special General Meeting be held in Norway or the United Kingdom.	20	The Board may convene a special general meeting whenever in their judgment such a meeting is necessary~~, but in no event shall any such Special General Meeting be held in Norway or the United Kingdom~~.	The constraints on special general meeting location have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

22	Notice

22.1	Subject to Bye-law 22.3, at least ten (10) Business Days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. For the avoidance of doubt, no business shall be conducted at an annual general meeting except for the business set forth in the notice properly provided to each Member.	22.1	~~Subject to Bye-law 22.3, at~~ At least ten (10) Business Days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. For the avoidance of doubt, no business shall be conducted at an annual general meeting except for the business set forth in the notice properly provided to each Member.	The wording “Subject to Bye-law 22.3” has been deleted as this wording was inadvertently included and serves no purpose.

22.2	Subject, to Bye-law 22.3, at least ten (10) Business Day’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. For the avoidance of doubt, no business shall be conducted at a special general meeting except for the business set forth in the notice properly provided to each Member.	22.2	~~Subject to Bye-law 22.3, at~~ At least ten (10) Business Days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. For the avoidance of doubt, no business shall be conducted at a special general meeting except for the business set forth in the notice properly provided to each Member.	The wording “Subject to Bye-law 22.3” has been deleted as this wording was inadvertently included and serves no purpose.

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36	Election of Directors	36	Election of Directors; Business at General Meetings

36.1	Only persons who are proposed or nominated in accordance with this Bye-law 36 shall be eligible for election as Directors. Subject to the requirements of Bye-law 38, any Member, the Joint Nomination and Remuneration Committee or the Board may propose or nominate any person for election as a Director. Subject to Bye-law 36.1A below, any nominee proposals put forth by one or more Members or the Joint Nomination and Remuneration Committee shall not be binding on the Board.	36.1	Only persons who are proposed or nominated in accordance with this Bye-law 36 shall be eligible for election as Directors. ~~Subject to the requirements of Bye-law 38, any~~ Any Member~~, the Joint Nomination and Remuneration Committee~~ or the Board may propose or nominate any person for election as a Director. ~~Subject to Bye-law 36.1A below, any nominee proposals put forth by one or more Members or the Joint Nomination and Remuneration Committee shall not be binding on the Board.~~

The amendments remove reference to the Joint Nomination and Remuneration Committee (JNRC) on the basis that such specificity around the process is not required to be set forth in the Bye-laws. The nominating process and related procedures, including the JNRC action to be taken in connection therewith, may be reflected in the JNRC charter for greater flexibility, instead of being hardwired into the Bye-laws.

The amendment removes conditional language referencing Bye-law 38, as Bye-laws 38.1 and 38.2 are proposed to be deleted (see below).

The amendment also removes the last sentence of the current Bye-law, which references Bye-law 36.1A, which is proposed to be deleted (see below).

36.1A	Any nominee proposal put forth by one or more Members holding at least 10% of the issued and outstanding voting shares of the Company shall be put before the Members for consideration and, if deemed appropriate, for election at the respective general meeting, provided that (a) the discretion of the Directors, to be exercised in compliance with their fiduciary duties from time to time, in relation to whether or not to support or recommend such	-	~~Any nominee proposal put forth by one or more Members holding at least 10% of the issued and outstanding voting shares of the Company shall be put before the Members for consideration and, if deemed appropriate, for election at the respective general meeting, provided that (a) the discretion of the Directors, to be exercised in compliance with their fiduciary duties from time to time, in relation to whether or not to support or recommend such~~ 	The amendment removes the right of one or more Members holding 10% or more of the issued and outstanding voting shares of the Company to put its/their nominee before Members for consideration.

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	nominee proposal to the Members at such general meeting shall not in any way be fettered, restricted or otherwise prejudiced; and (b) such nominee proposal complies with the requirements set out in Bye-law 36.2.		~~nominee proposal to the Members at such general meeting shall not in any way be fettered, restricted or otherwise prejudiced; and (b) such nominee proposal complies with the requirements set out in Bye-law 36.2.~~ 	Each and all Members will continue to have the right to nominate Directors, and the Board will consider those nominations in accordance with its fiduciary duties, and Members will be provided access to the ballot and the Company’s proxy statement in accordance with the Bye-laws, as amended and restated, and applicable law.

36.2	See Appendix A to this Appendix 1.	36.2	See Appendix A to this Appendix 1.

The Bye-laws currently include requirements regarding the advance notice that Members must provide in order to propose director nominations at a meeting of Members. The amendments provide for such requirements to also apply for Members to propose business other than director nominations at a meeting of Members.

The amendment also removes reference to the JNRC on the basis that such specificity around the process by which the Board nominates persons for election as Directors (whether of its own accord or based upon a recommendation of the JNRC, or otherwise) is not required and may be reflected instead in the JNRC charter or corporate governance policies approved by the Board, instead of being hardwired into the Bye-laws.

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37	Number of Directors

37	The Board shall at the date of adoption of these Bye-laws consist of seven (7) Directors (such directors collectively, the “Initial Directors”). From the First AGM, the Board shall consist of such number of Directors as the Members elect or as the Members may determine in general meeting from time to time, based on the recommendation of the Joint Nomination and Remuneration Committee, which shall not be binding.	37	~~The Board shall at the date of adoption of these Bye-laws consist of seven (7) Directors (such directors collectively, the “Initial Directors”). From the First AGM, the~~ The Board shall consist of such number of Directors as the ~~Members elect or as the Members~~ Board may determine ~~in general meeting~~ from time to time at its discretion, but such number shall not be less than five (5) and not more than eleven (11) Directors ~~and shall be based on the recommendation of the Joint Nomination and Remuneration Committee, which shall not be binding~~.

The amendments (i) allow the Board to determine the size of the Board within a limited and defined range set out in the Bye-laws and (ii) remove reference to the JNRC’s input as such specificity is not required and may be reflected in the JNRC charter, allowing for greater flexibility, instead of being hardwired into the Bye-laws.

We believe the amendments provide the Board flexibility in setting Board size, within an appropriate range.

38	Director Independence and Citizenship/Residency Requirements	38	~~Director Independence and Citizenship/Residency Requirements~~[RESERVED]

38.1	Any and all Directors shall at all times be Independent.	-	~~Any and all Directors shall at all times be Independent.~~	Board independence requirements have been removed in consideration of and as described in the explanatory comment below relating to Bye-law 47.3. Such requirements—which would require resignation or removal of a Director who, for whatever reason, is no longer independent and prohibit the Chief Executive Officer (CEO) from serving on the Board—are more restrictive than the

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requirements of the Securities and Exchange Commission and the New York Stock Exchange (NYSE) and, in any case, need not be hardwired into the Bye-laws. As is the case with respect to Board committee membership designations pursuant to Bye-law 48.5, Board membership is and will continue to be subject to requirements regarding Independence and other qualifications for director service which may be imposed by Applicable Laws, rules or regulations (including the rules and regulations of any Relevant Exchange).

38.2	The majority of the Directors shall not be any of the following: (i) citizens of the United States; (ii) residents of the United States; or (iii) residents of the United Kingdom.	-	~~The majority of the Directors shall not be any of the following: (i) citizens of the United States; (ii) residents of the United States; or (iii) residents of the United Kingdom.~~	The constraints on director citizenship/residency in the Bye-laws have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

39	Term of Office of Directors

39.1	The term of office of the Initial Directors shall expire at the First AGM. Thereafter a Director shall hold office until the next annual general meeting or until their office is otherwise vacated.	39.1	~~The term of office of the Initial Directors shall expire at the First AGM. Thereafter a~~ A Director shall hold office until the next annual general meeting or until their office is otherwise vacated in accordance with these Bye-laws.	The amendment tidies up the wording as the defined term “First AGM” is no longer needed.

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40	Removal of Directors

40.1	Subject to any provision to the contrary in these Bye-laws, the Members representing more than fifty per cent (50%) of the votes cast at the general meeting of the Company that are entitled to vote for the election of Directors may, at any general meeting convened and held in accordance with these Bye-laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than seven (7) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.	40.1	Subject to any provision to the contrary in these Bye-laws, the Members representing more than fifty per cent (50%) of the votes cast at the general meeting of the Company that are entitled to vote for the election of Directors may, at any general meeting convened and held in accordance with these Bye-laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than ~~seven~~ fourteen (~~7~~14) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.	The amendment increases the notice period for director removal from 7 to 14 days.

41	Vacancy in the Office of the Director

41.2	Provided a quorum of Directors remains in office, the Board shall have the power to appoint any person as a Director to fill any vacancy on the Board occurring as a result of Bye-laws 41.1 (b) through (e).	41.2	Provided a quorum of Directors remains in office, the Board shall have the power to appoint any person as a Director to fill any vacancy on the Board occurring as a result of Bye-law~~s~~ 41.1~~(b) through (e)~~ or as a result of an increase in the size of the Board; except that in the case of a vacancy created by Bye-law 41.1(a), such vacancy shall be filled in accordance with Bye-law 40.2.	The amendment updates the wording of this Bye-law to contemplate the amendment to Bye-law 37, which allows the Board to increase or decrease the size of the Board within a limited and defined range set forth in Bye-law 37 (i.e., 5 to 11).

41.3	The term of office of any Director appointed by the Board pursuant to Bye-law 41.2 to fill a vacancy on the Board shall expire at the next annual general meeting.	41.3	The term of office of any Director appointed by the Board pursuant to Bye-law 41.2 to fill a vacancy on the Board shall expire ~~at the next annual general meeting~~ in accordance with Bye-law 39.	The amendment updates the wording of this Bye-law to reflect the clean-up amendment to Bye-law 39.1, which provides that the term of a Director appointed by the Board in filling a vacancy will expire at the next annual general meeting or until such Director’s office is otherwise vacated in accordance with the Bye-laws.

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42	Remuneration of Directors

42	The remuneration (if any) of the Directors shall be determined by the Members in general meeting based on the recommendation of the Joint Nomination and Remuneration Committee, which shall not be binding. The Directors may also be paid all reasonable and documented travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.	42	The remuneration (if any) of the Directors shall be determined by the ~~Members in general meeting based on the recommendation of the Joint Nomination and Remuneration Committee, which shall not be binding~~ Board. The Directors may also be paid all reasonable and documented travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.	The amendment allows the Board to set the remuneration of the Directors, which aligns with good corporate governance practices and will better orient the Company with market practices, including common practices of Bermuda companies and companies whose shares are principally traded on the NYSE.

47	Chief Executive Officer

47.3	The Chief Executive Officer is authorised as an observer to attend, but not count in the quorum, vote, or otherwise entitled to participate in any meetings of the Board or any committee of the Board, and shall be entitled to receive all written materials and other information given to Directors in connection with any meetings of the Board or any committee of the Board at the same time and in the same manner that those materials or information are given to the Directors or the members of any committee of the Board, except for attendance at meetings or receipt of materials or information that, upon the determination of the Board, constitutes or could constitute a conflict of interest or adversely affect the attorney-client privilege. For the avoidance of doubt, the Chief Executive Officer in his capacity as Board observer shall not have voting rights but shall be bound by the same confidentiality obligations as the members of the Board.	-	~~The Chief Executive Officer is authorised as an observer to attend, but not count in the quorum, vote, or otherwise entitled to participate in any meetings of the Board or any committee of the Board, and shall be entitled to receive all written materials and other information given to Directors in connection with any meetings of the Board or any committee of the Board at the same time and in the same manner that those materials or information are given to the Directors or the members of any committee of the Board, except for attendance at meetings or receipt of materials or information that, upon the determination of the Board, constitutes or could constitute a conflict of interest or adversely affect the attorney-client privilege. For the avoidance of doubt, the Chief Executive Officer in his capacity as Board observer shall not have voting rights but shall be bound by the same confidentiality obligations as the members of the Board.~~	The amendment removes the restriction on the CEO from also being appointed as a Director so that the CEO could serve as a Director if nominated and elected in accordance with the Bye-laws. If the CEO does not serve on the Board, the CEO could participate in Board meetings as a non-voting participant, regardless of whether a provision to such effect is included in the Bye-laws. In line with this proposed amendment, as noted above, it is proposed that the independence requirement of all Directors found in current Bye-law 38.1 be removed.

14

Current Bye-law No.	Current Bye-law wording	A&R Bye-law No.	Proposed A&R Bye-law wording	Explanatory Comment
48	Delegation to Committees

48.1	The Board may delegate any of its powers, authorities and discretions (including the power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the Board or not) as it thinks fit, provided that every such committee shall (a) not comprise of a majority of persons who are resident in the United Kingdom, and (b) conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by (i) the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board, and (ii) the rules and regulations of any Relevant Exchange.	48.1	The Board may delegate any of its powers, authorities and discretions (including the power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the Board or not) as it thinks fit, provided that every such committee shall ~~(a) not comprise of a majority of persons who are resident in the United Kingdom, and (b)~~ conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by (i) the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board, and (ii) the rules and regulations of any Relevant Exchange.	The constraint on committee member residency has been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitation or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

50	Appointment and Removal of Officers

50	The Board may appoint such Officers (who may or may not be Directors), including the office of the Chief Executive Officer, as the Board may determine for such terms as the Board deems fit and may remove any Officers at its discretion. The majority of Executive Officers shall not be citizens or residents of the United States.	50	The Board may appoint such Officers (who may or may not be Directors), including the office of the Chief Executive Officer, as the Board may determine for such terms as the Board deems fit and may remove any Officers at its discretion. ~~The majority of Executive Officers shall not be citizens or residents of the United States.~~	The constraints on Executive Officer citizenship/residency have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

15

Current Bye-law No.	Current Bye-law wording	A&R Bye-law No.	Proposed A&R Bye-law wording	Explanatory Comment
56	Board Meetings

56	The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit, provided that the Board shall meet at least once every three months, and any physical meeting of the Board shall not take place in Norway or the United Kingdom. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.	56	The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit~~, provided that the Board shall meet at least once every three months, and any physical meeting of the Board shall not take place in Norway or the United Kingdom~~. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

The frequency requirement with respect to Board meetings has been removed to give the Board flexibility in determining and setting the Board meeting schedule as it deems necessary or otherwise appropriate.

The constraints on the location of Board meetings have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

58	Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting, provided that the majority of Directors participating in the meeting (including the Chairman) shall not be physically located in the United Kingdom or Norway. Any such meeting shall be opened in and originate from Bermuda and if all the Directors participating in such meeting are not in the same place, they may decide that the meeting is be deemed as taking place wherever any of them is, but under no circumstances can they decide that the meeting is deemed to have taken place in the United Kingdom or Norway.	58	Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting~~, provided that the majority of Directors participating in the meeting (including the Chairman) shall not be physically located in the United Kingdom or Norway~~. ~~Any such meeting shall be opened in and originate from Bermuda and if~~ If all the Directors participating in such meeting are not in the same place, they may decide that the meeting is be deemed as taking place wherever any of them is~~, but under no circumstances can they decide that the meeting is deemed to have taken place in the United Kingdom or Norway~~.	The location constraints in relation to Board meetings and Director participants have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

16

Current Bye-law No.	Current Bye-law wording	A&R Bye-law No.	Proposed A&R Bye-law wording	Explanatory Comment
59	The quorum necessary for the transaction of business at a Board meeting shall be a simple majority of the Directors for the time being in office who are neither (i) resident in the United Kingdom nor (ii) present in the United Kingdom at the time of the meeting. If there are only two (2) Directors for the time being in office, the quorum shall be two (2) Directors whom may act for the purposes set out in Bye-law 60 only, and if there is only one (1) Director for the time being in office, the quorum shall be one (1) Director whom may act for the purposes set out in Bye-law 60 only.	59	The quorum necessary for the transaction of business at a Board meeting shall be a simple majority of the Directors for the time being in office ~~who are neither (i) resident in the United Kingdom nor (ii) present in the United Kingdom at the time of the meeting~~. If there are only two (2) Directors for the time being in office, the quorum shall be two (2) Directors whom may act for the purposes set out in Bye-law 60 only, and if there is only one (1) Director for the time being in office, the quorum shall be one (1) Director whom may act for the purposes set out in Bye-law 60 only.	As noted above, the constraints on director residency/location in the Bye-laws have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

62	A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last Director, and provided always that a majority of the Directors signing are not present in the United Kingdom at the time of signature.	62	A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last Director~~, and provided always that a majority of the Directors signing are not present in the United Kingdom at the time of signature~~.	As noted above, the constraints on director location have been removed from the Bye-laws to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

17

Current Bye-law No.	Current Bye-law wording	A&R Bye-law No.	Proposed A&R Bye-law wording	Explanatory Comment

66	Information Rights	66	~~Information Rights~~[RESERVED]

66.1	The Company shall provide or make available to all Members such information as is required by financial disclosure requirements under Applicable Law, the Exchange Act and the rules of any Relevant Exchange.	-	~~The Company shall provide or make available to all Members such information as is required by financial disclosure requirements under Applicable Law, the Exchange Act and the rules of any Relevant Exchange.~~	The Company must satisfy all financial disclosure requirements applicable to it, whether or not such fact is expressly stated in the Bye-laws. The deletion would have no practical effect on the Company’s current disclosure practices or its obligations under applicable financial disclosure requirements, nor would it excuse the Company from complying with such obligations.
66.2

All Members who hold at least 5% of the issued and outstanding voting shares of the Company shall be entitled to receive, upon written request to the Company and, to the extent not already filed by the Company with the Securities Exchange Commission or already made available pursuant to Applicable Law, the Exchange Act or the rules of any Relevant Exchange:

(a)   audited consolidated annual financial statements;

(b)   unaudited consolidated quarterly financial statements;

(c)   unaudited semi-annual Company briefing;

(d)   such information and/or documents which are provided to the lenders under the Company’s senior credit facility from time to time (which as of the date hereof is the New First Lien Facility), subject to the relevant Members entering into customary confidentiality arrangements and any requirements of Applicable Law; and

(e)   any further information and/or documents which is reasonably required by such Members for regulatory and compliance purposes, subject to customary exemptions which shall include confidentiality, data protection restrictions and any requirements of Applicable Law.

		-

~~All Members who hold at least 5% of the issued and outstanding voting shares of the Company shall be entitled to receive, upon written request to the Company and, to the extent not already filed by the Company with the Securities Exchange Commission or already made available pursuant to Applicable Law, the Exchange Act or the rules of any Relevant Exchange:~~

~~(a)   audited consolidated annual financial statements;~~

~~(b)   unaudited consolidated quarterly financial statements;~~

~~(c)   unaudited semi-annual Company briefing;~~

~~(d)   such information and/or documents which are provided to the lenders under the Company’s senior credit facility from time to time (which as of the date hereof is the New First Lien Facility), subject to the relevant Members entering into customary confidentiality arrangements and any requirements of Applicable Law; and~~

~~(e)   any further information and/or documents which is reasonably required by such Members for regulatory and compliance purposes, subject to customary exemptions which shall include confidentiality, data protection restrictions and any requirements of Applicable Law.~~

				Because the Company’s common shares are traded on one or more stock exchanges (including the NYSE), the Company is subject to extensive public reporting requirements. It is unusual for shareholders holding a certain amount of a company’s shares, particularly shareholders holding only 5%-10% of a company’s shares as contemplated by this Bye-law and current Bye-law 66.3 (addressed below), to have information rights that are more extensive that than those of other shareholders.

18

Current Bye-law No.	Current Bye-law wording	A&R Bye-law No.	Proposed A&R Bye-law wording	Explanatory Comment
66.3	Members who hold (i) 7% or more of the issued and outstanding voting shares of the Company as at the Plan Effective Date; or (ii) 10% or more of the issued and outstanding voting shares of the Company at any time after the Plan Effective Date shall be entitled to receive upon written request to the Company a summary of all material information provided to the Board, on the terms set out in this Bye-law 66, provided that the Company is satisfied that each such Member (1) is subject to appropriate confidentiality arrangements; (2) is restricted from dealing in the Company’s equity securities in accordance with “insider dealing” laws and regulations pursuant to Applicable Law; (3) will not have any “cleansing rights” to require the Company to publicly disclose relevant information; and (4) may receive the information pursuant to Applicable Laws.	-	~~Members who hold (i) 7% or more of the issued and outstanding voting shares of the Company as at the Plan Effective Date; or (ii) 10% or more of the issued and outstanding voting shares of the Company at any time after the Plan Effective Date shall be entitled to receive upon written request to the Company a summary of all material information provided to the Board, on the terms set out in this Bye-law 66, provided that the Company is satisfied that each such Member (1) is subject to appropriate confidentiality arrangements; (2) is restricted from dealing in the Company’s equity securities in accordance with “insider dealing” laws and regulations pursuant to Applicable Law; (3) will not have any “cleansing rights” to require the Company to publicly disclose relevant information; and (4) may receive the information pursuant to Applicable Laws.~~	See explanation above regarding Bye-law 66.2.

66.4	Promptly following any request therefor, the Company shall use its reasonable efforts to furnish to any Initial Member information and documentation reasonably requested by such Initial Member for purposes of such Initial Member’s compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and 31 C.F.R. § 1010.230.	-	~~Promptly following any request therefor, the Company shall use its reasonable efforts to furnish to any Initial Member information and documentation reasonably requested by such Initial Member for purposes of such Initial Member’s compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and 31 C.F.R. § 1010.230.~~	This Bye-law is unnecessary as the Company is already subject to extensive public reporting requirements as a result of the Company’s common shares trading on one or more stock exchanges (including the NYSE).

67	Form and Use of Seal

67.1	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda, but in no event in the United Kingdom.	67.1	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda~~, but in no event in the United Kingdom~~.	As noted above, the location constraints in the Bye-laws have been removed to allow greater flexibility as the Company’s tax circumstances evolve. Any such limitations or other relevant requirements will be subject to internal protocols and tax planning and procedures and need not be hardwired into the Bye-laws.

19

Current Bye-law No.	Current Bye-law wording	A&R Bye-law No.	Proposed A&R Bye-law wording	Explanatory Comment
77	Mergers or Amalgamations

77	In respect of any merger or amalgamation of the Company with any other company or corporation, wherever incorporated, which the Act requires to be approved by the Members, the necessary general meeting quorum shall be two or more persons throughout the meeting and representing in person or by proxy in excess of 25% of the total voting rights of all issued and outstanding shares of the Company and the Members’ approval shall be as set out in Bye-law 28 respectively.	77

In respect of any merger or amalgamation of the Company with any other company ~~or~~, corporation or legal entity, wherever incorporated or organized, which the Act requires to be approved by the Members:

(a)   where such merger or amalgamation has been approved by the Board, the necessary general meeting quorum and the Members’ approval shall be as set out in Bye-laws 26 and 28 respectively; and

(b)   where such merger or amalgamation has not been approved by the Board, the necessary general meeting quorum shall be at least two ~~or more~~ (2) persons ~~throughout the meeting and~~ holding or representing in person or by proxy ~~in excess of 25%~~ at least two-thirds of the ~~total voting rights of all~~ issued and outstanding voting shares of the Company and the Members’ approval shall require the affirmative vote of at least two-thirds of votes cast at a general meeting.

A majority standard for Board-approved transactions will facilitate Member approval of such transactions and reduce the ability of Members holding a relatively small percentage of shares to block Board-approved transactions and to circumvent the will of the Members representing a majority of votes cast in favor of any such subject transaction.

A higher voting standard is appropriate for transactions that the Board has not approved and incentivizes potential acquirers to negotiate directly with the Board, which is best-positioned to negotiate the most favourable terms for the Company and its Members.

20

APPENDIX A

See attached redline.

36.2

Where any person, other than a person proposed for re-election or election as a Director by the ~~Joint Nomination and Remuneration Committee or the Board~~Board or a committee thereof, is to be proposed for election as a Director or any other business is proposed to be brought before a meeting of the Members by a Member (such proposal for election or of other business being referred to herein as a “Member Proposal”), notice must be given to the Company of ~~the intention to propose him and of his~~such Member Proposal and, in the case of a Member Proposal to elect a person as a Director, of such nominee’s willingness to serve as a Director. ~~Where a Director is to be elected:~~

(a)

Where a Member Proposal is proposed to be brought at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made~~;~~.

(b)

Where a Member Proposal is proposed to be brought at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Members or the date on which public disclosure of the date of the special general meeting was made~~; and~~.

(c)	Where a Member Proposal is proposed to be brought at any general meeting, such notice must set forth:

(i)

in the case of a Member Proposal to propose a person for election as a Director, as to each person whom the Member proposes to nominate for election as a Director: (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of the Company owned beneficially or of record by the person, (D) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a Director of the Company and (E) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to applicable laws or regulations or that the Company may reasonably request in order to determine the eligibility of such person to serve as a Director of the Company (including, without limitation, pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended);

(ii)

in the case of a Member Proposal relating to business other than a proposal to elect a person as a Director, as to each matter the Member proposes to bring before the general meeting of Members, a brief description of the business proposed to be brought before the meeting, including the text of any resolution proposed for consideration;

~~(ii)~~(iii)	the name and record address of the Member giving the notice and of the beneficial owner, if any, on whose behalf the nomination or other business is proposed;

~~(iii)~~(iv)

the class or series and number of shares of the Company which are registered in the name of or beneficially owned by such Member and such beneficial owner (including any shares as to which such Member or such beneficial owner has a right to acquire ownership at any time in the future);

~~(iv)~~(v)

a description of all derivatives, swaps or other transactions or series of transactions engaged in, directly or indirectly, by such Member or such beneficial owner, the purpose or effect of which is to give such Member or such beneficial owner economic risk similar to ownership of shares of the Company;

~~(v)~~(vi)

a description of all agreements, arrangements, understandings or relationships engaged in, directly or indirectly, by such Member or such beneficial owner (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares), the purpose or effect of which is to mitigate loss to, reduce the economic risk (or ownership or otherwise) of any shares or any class or series of shares of the Company, manage the risk of share price changes for, or increase or decrease the voting power of, such Member or beneficial owner, or which provides, directly or indirectly, such Member or beneficial owner with the opportunity to profit from any decrease in the price or value of the shares or any class or series of shares of the Company;

~~(vi)~~(vii)

a description of all agreements, arrangements, understandings or relationships between such Member or such beneficial owner or any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the ~~proposed nomination by such Member and~~Member Proposal and, in the case of the nomination of a person for election as a Director, any material relationship between such Member or such beneficial owner or any of their respective affiliates or associates and the person proposed to be nominated for election;

~~(vii)~~(viii)

any material pending or threatened legal proceeding in which such Member or such beneficial owner is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company,

~~(viii)~~(ix)	a representation that such Member intends to appear in person or by proxy at the general meeting to ~~propose such nomination~~make the Member Proposal;

~~(ix)~~(x)

a representation as to whether such Member or any such beneficial owner intends or is part of a group that intends to (A) deliver a proxy statement and/or form of proxy to Members of at least the percentage of the voting power of the Company’s issued and outstanding shares required to elect such nominee or approve or adopt such other proposed business and/or (B) otherwise solicit proxies from Members in support of such ~~nomination~~Member Proposal; and

~~(x)~~(xi)

in the case of a Member Proposal to propose a person for election as a Director, such other information relating to the proposed nomination as the Company may reasonably require to determine the eligibility of such proposed nominee to serve as an Independent Director of the Company or that could be material to a reasonable Member’s understanding of the independence, or lack thereof, of such nominee~~;~~ .

(d)

~~in~~In the case of ~~an~~a Member Proposal to propose a person for election ~~at any general meeting~~as a Director, such notice must be accompanied by a written consent of each person whom the Member proposes to nominate for election as a Director to being named as a nominee and to serve as a Director if elected~~; and~~ .

(e)

~~if~~If requested by the Company, the information required under Bye-laws 36.2(c)~~(iii),~~ (iv), (v), (vi) ~~and~~, (vii) and (viii) shall be supplemented by such Member and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date.

(f)	For purposes of this Bye-law 36.2, the term:

(i)	“affiliate” or “affiliates” shall have the meaning ascribed thereto under Rule 12b-2 under the Exchange Act; and

(ii)	“associate” or “associates” shall have the meaning ascribed thereto under Rule 12b-2 under the Exchange Act.

Appendix 2 – Amended and Restated Bye-laws of the Company

Amended and Restated Bye-laws of

Seadrill Limited

(formerly known as Seadrill 2021 Limited, registration no. 202100496)

Approved by the Board of Directors of the Company and adopted by resolution of the Members of the Company on __________, 2024

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

conyers.com

TABLE OF CONTENTS

INTERPRETATION		1

1.	Definitions	1

SHARES		4

2.	Power to Issue Shares	4
3.	Power of the Company to Purchase its Shares	4
4.	Rights Attaching to Shares	4
5.	Calls on Shares	7
6.	Forfeiture of Shares	7
7.	Share Certificates	8
8.	Fractional Shares	9

REGISTRATION OF SHARES		9

9.	Register of Members	9
10.	Registered Holder Absolute Owner	9
11.	Transfer of Registered Shares	9
12.	Transmission of Registered Shares	12

ALTERATION OF SHARE CAPITAL		14

13.	Power to Alter Capital	14
14.	Variation of Rights Attaching to Shares	14

DIVIDENDS AND CAPITALISATION		14

15.	Dividends	14
16.	Power to Set Aside Profits	15
17.	Method of Payment	15
18.	Capitalisation	16

MEETINGS OF MEMBERS		16

19.	Annual General Meetings	16
20.	Special General Meetings	16
21.	Requisitioned General Meetings	16

22.	Notice	16
23.	Giving Notice and Access	17
24.	Postponement or cancellation of General Meeting	18
25.	Electronic Participation and security in Meetings	18
26.	Quorum at General Meetings	18
27.	Chairman to Preside at General Meetings	18
28.	Voting on Resolutions	19
29.	Power to Demand a Vote on a Poll	19
30.	Voting by Joint Holders of Shares	20
31.	Instrument of Proxy	20
32.	Representation of Corporate Member	21
33.	Adjournment of General Meeting	21
34.	Written Resolutions	22
35.	Directors Attendance at General Meetings	23

DIRECTORS AND OFFICERS		23

36.	Election of Directors; Business at General Meetings	23
37.	Number of Directors	26
38.	[Reserved]	26
39.	Term of Office of Directors	26
40.	Removal of Directors	26
41.	Vacancy in the Office of Director	26
42.	Remuneration of Directors	27
43.	Defect in Appointment	27
44.	Board to Manage Business	27
45.	Powers of the Board of Directors	27
46.	Chairman of the Board	28
47.	Chief Executive Officer	28
48.	Delegation to Committees	28
49.	Register of Directors and Officers	29
50.	Appointment and Removal of Officers	30
51.	Appointment of Secretary	30

52.	Duties of Officers	30
53.	Remuneration of Officers	30
54.	Conflicts of Interest	30
55.	Indemnification and Exculpation of Directors and Officers	31

MEETINGS OF THE BOARD OF DIRECTORS		31

56.	Board Meetings	31
57.	Notice of Board Meetings	31
58.	Electronic Participation in Meetings	32
59.	Quorum at Board Meetings	32
60.	Board to Continue in the Event of Vacancy	32
61.	Chairman of the Board to Preside	32
62.	Written Resolutions	32
63.	Validity of Prior Acts of the Board	33

CORPORATE RECORDS		33

64.	Minutes	33
65.	Place Where Corporate Records Kept	33
66.	[Reserved]	33
67.	Form and Use of Seal	33

ACCOUNTS		33

68.	Records of Account	33
69.	Financial Year End	34

AUDITS		34

70.	Annual Audit	34
71.	Appointment of Auditor	34
72.	Remuneration of Auditor	34
73.	Duties of Auditor	34
74.	Access to Records	35
75.	Financial Statements and the Auditor’s Report	35
76.	Vacancy in the Office of Auditor	35
77.	Mergers or Amalgamations	35

VOLUNTARY WINDING-UP AND DISSOLUTION		36

78.	Winding-Up	36

CHANGES TO CONSTITUTION		36

79.	Changes to Bye-laws	36
80.	Discontinuance	36

Seadrill Limited

INTERPRETATION

1.	DEFINITIONS

1.1.	In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

“Act”	the Companies Act 1981 and any related regulations;

“affiliate” or “affiliates”	has, for purposes of Bye-law 36.2, the meaning given in Bye-law 36.2(f);

“Applicable Law”	with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person;

“Appointed Stock Exchange”	any stock exchange appointed by the Minister of Finance of Bermuda under the Act;

“associate” or “associates”	has, for purposes of Bye-law 36.2, the meaning given in Bye-law 36.2(f);

“Auditor”	includes an individual, company or partnership;

“Audit Committee”	the audit committee of the Board from time to time established/appointed in accordance with these Bye-laws;

“Bermuda Business Day”	any day other than a Saturday, Sunday or a day on which commercial banks located in Bermuda are required or authorised by law to be closed;

“Board”	the board of directors (including, for the avoidance of doubt, a sole director) appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the directors present at a meeting of directors at which there is a quorum;

“Business Day”	any day other than a Saturday, Sunday or a day on which commercial banks located in Bermuda or New York are required or authorised by law or executive order to be closed;

“Chief Executive Officer”	the chief executive officer of the Company, as may be appointed by the Board from time to time;

“Common Shares”	has the meaning given in Bye-law 4.1 and “Common Share” shall be construed accordingly;

Seadrill Limited

“Company”	Seadrill Limited (formerly known as Seadrill 2021 Limited), an exempted company incorporated under the Act with registration number 202100496;

“Director”	a director of the Company from time to time;

“Exchange Act”	the U.S. Securities Exchange Act of 1934 (as amended);

“Exchange Control Act”	the Exchange Control Act 1972 and related regulations;

“Executive Officers”	has the meaning given in the U.S. Securities Act of 1933 (as amended);

“Independent” or “Independence”	in relation to a Director or proposed Director means that such Director or proposed Director is (a) independent as defined by Rule 10A-3 promulgated by the Securities and Exchange Commission under the Exchange Act (or any successor rule thereto), with respect to members of the Audit Committee and (b) for all other purposes, independent as defined by the listing standards of each Relevant Exchange (if the Relevant Exchange is an Appointed Stock Exchange), and, in any case, by the listing standards of the New York Stock Exchange;

“Interested Director”	has the meaning given in Bye-law 54.2;

“Joint Nomination and Remuneration Committee”	the joint nomination and remuneration committee of the Board from time to time established/appointed in accordance with these Bye-laws;

“Member”	the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

“Member Proposal”	has the meaning given in Bye-law 36.2;

“Norwegian Registrar”	means the registrar appointed, from time to time, by the Board to act as branch registrar of the Company with responsibility to maintain the VPS Register, if applicable;

“notice”	written notice as further provided in these Bye-laws unless otherwise specifically stated;

“Officer”	any person appointed by the Board to hold an office in the Company;

“Preference Shares”	has the meaning given in Bye-law 4.1;

Seadrill Limited

“Register of Directors and Officers”	the register of directors and officers referred to in these Bye-laws;

“Register of Members”	the register of members referred to in these Bye-laws;

“Relevant Exchange”	the securities exchange (if any) on which the Common Shares are listed from time to time;

“Resident Representative”	any person appointed to act as resident representative and includes any deputy or assistant resident representative;

“Secretary”	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Treasury Share”	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;

“VPS”	Verdipapirsentralen ASA, a Norwegian corporation maintaining a computerized central share registry in Oslo, Norway, for bodies corporate whose shares are listed for trading on the Oslo Stock Exchange, and includes any successor registry; and

“VPS Register”	means any branch register of the Company kept in Oslo, Norway, or any register of beneficial interests in shares of the Company maintained through VPS, as applicable.

1.2.	In these Bye-laws, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” shall be construed as imperative; and

(iii)

“at least” in relation to the number of days or Business Days for a period of notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

Seadrill Limited

(e)	a reference to a statutory provision shall be deemed to include any amendment or re-enactment thereof;

(f)	the phrase “issued and outstanding” in relation to shares, means shares in issue other than Treasury Shares;

(g)	the word “corporation” means a corporation whether or not a company within the meaning of the Act; and

(h)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

1.3.

In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4.	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	POWER TO ISSUE SHARES

2.1.

Subject to these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine.

2.2.

Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

3.	POWER OF THE COMPANY TO PURCHASE ITS SHARES

3.1.	The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

3.2.	The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

4.	RIGHTS ATTACHING TO SHARES

4.1.

At the date these Bye-laws are adopted, the authorised share capital of the Company is US$3,750,000 divided into: 370,000,000 common shares of par value $0.01 each (the “Common Shares”) and 5,000,000 preference shares of par value $0.01 each (the “Preference Shares”).

4.2.	The holders of Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to any Preference Shares):

Seadrill Limited

(a)

be entitled to receive notice of and attend and vote at general meetings of the Company (and on written resolutions in accordance with Bye-law 34 and the Act) and be entitled to one vote per Common Share;

(b)	be entitled to such dividends as the Board may from time to time declare in accordance with these Bye-laws and the Act;

(c)

in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company available for distribution among all holders of Common Shares on a pari passu and pro rata basis; and

(d)	generally be entitled to enjoy all of the rights attaching to Common Shares.

4.3.

The Board is authorised to provide for the issuance of one or more classes of preference shares (including the Preference Shares) in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)	the number of shares constituting that series and the distinctive designation of that series;

(b)

whether dividends shall be payable on the shares of that series, and, if so, the dividend rate on such shares, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on such shares;

(c)	whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d)

whether that series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares), and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)

whether or not the shares of that series shall be redeemable or repurchaseable, and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)	whether that series shall have a sinking fund for the redemption or repurchase of shares of that series, and, if so, the terms and amount of such sinking fund;

Seadrill Limited

(g)

the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of, any issued shares of the Company;

(h)

the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series;

(i)	the rights of holders of that series to elect or appoint Directors; and

(j)	any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

4.4.

Any preference shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued preference shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of preference shares to be created by resolution or resolutions of the Board or as part of any other series of preference shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of preference shares.

4.5.

At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board, including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

4.6.

All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

4.7.

No holder of Common Shares or other securities of the Company shall have any pre-emptive right to purchase Common Shares, other securities of the Company or securities convertible into or exchangeable for or carrying rights or options to purchase Common Shares or other securities of the Company, whether such Common Shares or other securities are now or hereafter authorised, which at any time may be proposed to be issued by the Company or having rights or options to purchase granted by the Company.

Seadrill Limited

5.	CALLS ON SHARES

5.1.

The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2.

Any amount which, by the terms of allotment of a share, becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

5.3.	The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

5.4.	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable.

6.	FORFEITURE OF SHARES

6.1.

If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call

Seadrill Limited (the “Company”)

You have failed to pay the call of [amount of call] made on [date], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on [date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [ ] per annum computed from the said [date] at the registered office of the Company the share(s) will be liable to be forfeited.

Seadrill Limited

Dated this [date]

[Signature of Secretary] By Order of the Board

6.2.

If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-laws and the Act.

6.3.

A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

6.4.

The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

7.	SHARE CERTIFICATES

7.1.

Subject to the provisions of this Bye-law 7, every Member shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical or electronic means.

7.2.	The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

7.3.

If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued for such certificate and request an indemnity for the lost, mislaid, or destroyed certificate if it sees fit.

7.4.	Notwithstanding any provisions of these Bye-laws:

(a)

the Board shall, subject always to the Act and any other Applicable Laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

Seadrill Limited

(b)

unless otherwise determined by the Board and as permitted by the Act and any other Applicable Laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

8.	FRACTIONAL SHARES

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up, in each case on such fractional basis.

REGISTRATION OF SHARES

9.	REGISTER OF MEMBERS

9.1.

The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act. Subject to the provisions of the Act, the Company may keep one or more branch registers in any place in or outside of Bermuda and the Board may make, amend or revoke any regulations it thinks fit with respect to the keeping of such branch registers. If the Common Shares are listed on the Oslo Stock Exchange, they shall be registered in the VPS.

9.2.

The Register of Members shall be open to inspection without charge at the registered office of the Company on every Bermuda Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Bermuda Business Day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty (30) days in each year.

10.	REGISTERED HOLDER ABSOLUTE OWNER

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

11.	TRANSFER OF REGISTERED SHARES

11.1.

Subject to the Act and to such of the restrictions contained in these Bye-laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder), any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve. Should the Company be permitted to do so under the laws of Bermuda, the Board may, either generally or in any particular case, upon request by the transferor or the transferee, accept mechanically or electronically executed instruments of transfer and may also make such regulations with respect to transfer in addition to the provisions of these Bye-laws as it considers appropriate.

Seadrill Limited

11.2.

The instrument of transfer of a share shall be signed by or on behalf of the transferor and, where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

11.3.	The Board may, in its absolute discretion, decline to register any transfer of any share which is not a fully paid up share.

11.4.	If the Common Shares are listed on the Oslo Stock Exchange:

(a)

The Board shall decline to register the transfer of any share, and shall direct the Norwegian Registrar to decline (and the Norwegian Registrar shall decline) to register the transfer of any interest in any share held through a branch register, to a person where the Board is of the opinion that such transfer might breach any law or requirement of any authority or any Relevant Exchange until it has received such evidence as it may require to satisfy itself that no such breach would occur.

(b)

The Board may decline to register the transfer of any share, and may direct the Norwegian Registrar to decline (and the Norwegian Registrar shall decline if so requested) to register the transfer of any interest in any share held through the VPS Register, if the registration of such transfer would be likely, in the opinion of the Board, to result in fifty per cent (50%) or more of the aggregate issued share capital of the Company or shares of the Company to which are attached fifty per cent (50%) or more of the votes attached to all issued and outstanding shares of the Company being held or owned directly or indirectly, (including, without limitation, through the VPS Register) by a person or persons resident for tax purposes in Norway, provided that this provision shall not apply to the registration of shares in the name of the Norwegian Registrar as nominee of persons whose interests in such shares are reflected in the VPS Register, but shall apply, mutatis mutandis, to interests in shares of the Company held by persons through the VPS Register.

(c)

For the purposes of this Bye-law, each Member (other than the Norwegian Registrar in respect of those shares registered in its name in the Register of Members as nominee of persons whose interests in such shares are reflected in the VPS Register) shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the Register of Members for such Member, and each person whose interests in shares are reflected in the VPS Register shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the VPS Register for such person. If such Member or person is not resident for tax purposes in such jurisdiction or if there is a subsequent change in his residence for tax purposes, such Member shall notify the Company immediately of his residence for tax purposes.

Seadrill Limited

(d)

Where any Member or person whose interests in shares are reflected in the VPS Register fails to notify the Company in accordance with the foregoing, the Board and the Norwegian Registrar may suspend sine die such Member’s or person’s entitlement to vote or otherwise exercise, any rights attaching to the shares or interests therein and to receive payments of income or capital which become due or payable in respect of such shares or interests and the Company shall have no liability to such Member or person arising out of the late payment or non-payment of such sums and the Company may retain such sums for its own use and benefit. In addition to the foregoing, the Board and the Norwegian Registrar may dispose of the shares in the Company or interests herein of such Member or person at the best price reasonably obtainable in all the circumstances, and in connection therewith the Board is authorised to appoint any person to sign any instrument of transfer on behalf of such Member or person. Where a notice informing such Member or person of the proposed disposal of his shares or interests therein has been served, his shares or interest therein may not be transferred otherwise than in accordance with this Bye-law and any other purported transfer of such shares or interests therein shall not be registered in the Register of Members and/or the VPS Register and shall be null and void.

(e)

Any provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to a disposal of shares or interests therein by the Company or the Norwegian Registrar in accordance with this Bye-law.

11.5.

If fifty per cent (50%) or more of the aggregate issued and outstanding share capital of the Company or shares representing fifty per cent (50%) or more of the votes attached to all issued and outstanding shares of the Company are found to be held or owned directly or indirectly (including, without limitation, through the VPS Register) by a person or persons resident for tax purposes in Norway, other than the Norwegian Registrar in respect of those shares registered in its name in the Register of Members as nominee of persons whose interests in such shares are reflected in the VPS Register, the Board shall make an announcement to such effect through the Oslo Stock Exchange (if applicable), and the Board and the Norwegian Registrar shall thereafter be entitled and required to dispose of such number of shares of the Company or interests therein held or owned by such persons as will result in the percentage of the issued and outstanding share capital of the Company held or owned as aforesaid being less than fifty per cent (50%) and, for these purposes, the Board and the Norwegian Registrar shall in such case dispose of shares or interests therein owned by persons resident for tax purposes in Norway on the basis that the shares or interests therein most recently acquired shall be the first to be disposed of (i.e. on the basis of last acquired first sold) save where there is a breach of the obligation to notify tax residency pursuant to the foregoing, in which event the shares or interests therein of the person in breach thereof shall be sold first. In connection with any such disposal, the Board is authorised to appoint any person to sign an instrument of transfer on behalf of the person holding such shares or interests. Holders of shares in the Company or interests therein shall not be entitled to raise any objection to the disposal of their shares or interests, but any provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to any disposal of shares or interests therein made in accordance with this Bye-law.

Seadrill Limited

11.6.	Without limiting the generality of the foregoing, the Board may also decline to register any transfer unless:

(a)

the instrument of transfer is duly stamped and lodged with the Company accompanied by the certificate for the shares to which it relates if any and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of share; and/or

(c)	all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda (including the Bermuda Monetary Authority) with respect thereto have been obtained.

11.7.

Subject to Applicable Laws (which, for the avoidance of doubt, shall include all applicable laws relating to the regulation of securities), and these Bye-laws, each Member may transfer all or any portion of its shares to its respective affiliates.

11.8.

If the Board declines to register a transfer of any shares, the Board shall, within ten (10) Business Days after the date on which the instrument of transfer was lodged with the Company, send to the transferor and transferee notice of such refusal.

11.9.	Shares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.

11.10.	The Company may sell, dispose of, or transfer Treasury Shares for cash or other consideration.

11.11.

Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or admitted to trading on an Appointed Stock Exchange shall be transferred in accordance with the rules and regulations of such exchange.

11.12.	Subject to any directions of the Board from time to time in force the Secretary may exercise the powers and discretion of the Board under this Bye-law 11.

11.13.

No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register of Members and/or the VPS Register (if applicable) relating to any share.

12.	TRANSMISSION OF REGISTERED SHARES

12.1.

In the case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the legal personal or estate representative of the deceased member, where such Member was sole holder, shall be the only person recognised by the Company as having any title to such shares; however, nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by such Member solely or jointly with other persons. For the purpose of this Bye-law, legal personal or estate representative means the executor or administrator of a deceased Member, the person to whom probate or letters of administration has or have been granted or, failing any such person, such other person as the Board may in its absolute discretion determine as being properly authorised to deal with the shares of a deceased Member for the purpose of this Bye-law.

Seadrill Limited

12.2.

Any person becoming entitled to a share in consequence of the death of a Member, bankruptcy of any Member or otherwise by operation of Applicable Law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to such person’s entitlement, either be registered as the Member or elect to nominate another person to be registered as the transferee thereof. If the person so becoming entitled elects to be registered as a Member, they shall deliver or send to the Company a notice in writing signed by them stating that they so elect. If they elect to nominate another person to be registered, they shall execute in favour of such nominee an instrument of transfer of such share in the form set out below or in such other form as the Board may accept:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

Seadrill Limited (the “Company”)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]

Signed by:	In the presence of:

___________________	__________________
Transferor	Witness

Signed by:	In the presence of:

____________________	________________
Transferee	Witness

12.3.

All the limitations, restrictions and provisions of these Bye-laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer shared by such Member.

Seadrill Limited

12.4.

A person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of Applicable Law shall (upon such evidence being produced as may from time to time be required by the Board as to such entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but they shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until they shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered themselves or to transfer the share and if the notice is not complied with within sixty (60) days of the date thereof the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

12.5.	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Law 12.

ALTERATION OF SHARE CAPITAL

13.	POWER TO ALTER CAPITAL

13.1.

The Company may if authorised by resolution of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

13.2.	Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

14.	VARIATION OF RIGHTS ATTACHING TO SHARES

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the sanction of a resolution passed by at least three-fourths of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy at least one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

DIVIDENDS AND CAPITALISATION

15.	DIVIDENDS

15.1.

The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

Seadrill Limited

15.2.	The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

15.3.	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

15.4.

The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

16.	POWER TO SET ASIDE PROFITS

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

17.	METHOD OF PAYMENT

17.1.

Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or bank draft sent through the post directed to the Member at such Member’s address in the Register of Members, or to such person and to such address as the Member may direct in writing, or by transfer to such account as the Member may direct in writing.

17.2.

In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or bank draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may direct in writing, or by transfer to such account as the joint holders may direct in writing. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

17.3.	The Board may deduct from the dividends or distributions payable to any Member all moneys due from such Member to the Company on account of calls or otherwise.

17.4.

Any dividend and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

17.5.

The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Bye-law in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or draft.

Seadrill Limited

18.	CAPITALISATION

18.1.

The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares of one class to shares of another class) to the Members.

18.2.

The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

MEETINGS OF MEMBERS

19.	ANNUAL GENERAL MEETINGS

An annual general meeting shall be held in each calendar year at such time and in Bermuda or at such other place as the Board shall determine.

20.	SPECIAL GENERAL MEETINGS

The Board may convene a special general meeting whenever in their judgment such a meeting is necessary.

21.	REQUISITIONED GENERAL MEETINGS

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Act shall apply.

22.	NOTICE

22.1.

At least ten (10) Business Days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. For the avoidance of doubt, no business shall be conducted at an annual general meeting except for the business set forth in the notice properly provided to each Member.

22.2.

At least ten (10) Business Days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. For the avoidance of doubt, no business shall be conducted at a special general meeting except for the business set forth in the notice properly provided to each Member.

Seadrill Limited

22.3.

Subject to Applicable Law and the rules of the Relevant Exchange, the Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting.

22.4.

A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

22.5.

The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

23.	GIVING NOTICE AND ACCESS

23.1.	A notice may be given by the Company to a Member:

(a)	by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)

by sending it by post to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served seven (7) days after the date on which it is deposited, with postage prepaid, in the mail; or

(c)

by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two (2) days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)

by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)

by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

23.2.

Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

23.3.

In proving service under Bye-laws 23.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

Seadrill Limited

24.	POSTPONEMENT OR CANCELLATION OF GENERAL MEETING

On the instruction of the Board, the Secretary shall, postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned pursuant to Bye-law 21) provided that notice of postponement or cancellation is given to the Members before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to each Member in accordance with these Bye-laws.

25.	ELECTRONIC PARTICIPATION AND SECURITY IN MEETINGS

25.1.

Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

25.2.

The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

26.	QUORUM AT GENERAL MEETINGS

26.1.

At any general meeting two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding voting shares of the Company shall form a quorum for the transaction of business.

26.2.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition pursuant to Bye-law 21, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the date, time and place for the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

27.	CHAIRMAN TO PRESIDE AT GENERAL MEETINGS

Unless otherwise agreed by a majority of those attending and entitled to vote at a general meeting, the chairman of the Board of the Company, if there be one who is present, and if not the Chief Executive Officer of the Company, if there be one who is present, shall act as chairman of such meeting. In their absence a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.

Seadrill Limited

28.	VOTING ON RESOLUTIONS

28.1.

Subject to the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

28.2.	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.

28.3.

At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

28.4.

In the event that a Member participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

28.5.

At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

28.6.

At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

29.	POWER TO DEMAND A VOTE ON A POLL

29.1.	Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)	the chairman of such meeting; or

(b)	at least three Members present in person or represented by proxy; or

(c)

any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)

any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total amount paid up on all such shares conferring such right.

Seadrill Limited

29.2.

Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

29.3.

A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

29.4.

Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by one or more scrutineers appointed by the Board or, in the absence of such appointment, by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose, and the result of the poll shall be declared by the chairman of the meeting.

30.	VOTING BY JOINT HOLDERS OF SHARES

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

31.	INSTRUMENT OF PROXY

31.1.	A Member may appoint a proxy by:

(a)	an instrument in writing in substantially the following form or such other form as the Board may determine from time to time or the Board or the chairman of the meeting shall accept:

Proxy

Seadrill Limited (the “Company”)

I/We, [insert names here] , being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the

Seadrill Limited

Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here.]

Signed this [date]

Member(s)

or

(b)	such telephonic, electronic or other means as may be approved by the Board from time to time.

31.2.

The appointment of a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

31.3.	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

31.4.	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

32.	REPRESENTATION OF CORPORATE MEMBER

32.1.

A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

32.2.

Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

33.	ADJOURNMENT OF GENERAL MEETING

33.1.

The chairman of a general meeting at which a quorum is present may, with the consent of the Members decided by the affirmative votes of a majority of the votes cast (and shall if so directed by the Members) adjourn the meeting.

33.2.

In addition, the chairman of a general meeting may adjourn the meeting to another date, time and place or to an unspecified date, time and place without the consent or direction of the Members, and whether or not a quorum is present, if it appears to him that:

(a)	it is likely to be impractical to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

Seadrill Limited

(b)	the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

33.3.

Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

34.	WRITTEN RESOLUTIONS

34.1.

Subject to these Bye-laws and in particular Bye-law 34.7, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Bye-law.

34.2.

Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Members who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Member does not invalidate the passing of a resolution.

34.3.

A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) the Members who at the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a meeting of Members at which all Members entitled to attend and vote thereat were present and voting.

34.4.	A resolution in writing may be signed in any number of counterparts.

34.5.

A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

34.6.	A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Act.

34.7.	This Bye-law shall not apply to:

(a)	a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b)	a resolution passed for the purpose of removing a Director before the expiration of his term of office.

Seadrill Limited

34.8.

For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member whose signature results in the necessary voting majority being achieved and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

35.	DIRECTORS ATTENDANCE AT GENERAL MEETINGS

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

DIRECTORS AND OFFICERS

36.	ELECTION OF DIRECTORS; BUSINESS AT GENERAL MEETINGS

36.1.

Only persons who are proposed or nominated in accordance with this Bye-law 36 shall be eligible for election as Directors. Any Member or the Board may propose or nominate any person for election as a Director.

36.2.

Where any person, other than a person proposed for re-election or election as a Director by the Board or a committee thereof, is to be proposed for election as a Director or any other business is proposed to be brought before a meeting of the Members by a Member (such proposal for election or of other business being referred to herein as a “Member Proposal”), notice must be given to the Company of such Member Proposal and, in the case of a Member Proposal to elect a person as a Director, of such nominee’s willingness to serve as a Director.

(a)

Where a Member Proposal is proposed to be brought at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made.

(b)

Where a Member Proposal is proposed to be brought at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Members or the date on which public disclosure of the date of the special general meeting was made.

(c)	Where a Member Proposal is proposed to be brought at any general meeting, such notice must set forth:

(i)

in the case of a Member Proposal to propose a person for election as a Director, as to each person whom the Member proposes to nominate for election as a Director: (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of the Company owned beneficially or of record by the person, (D) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with

Seadrill Limited

any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a Director of the Company and (E) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to applicable laws or regulations or that the Company may reasonably request in order to determine the eligibility of such person to serve as a Director of the Company (including, without limitation, pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended);

(ii)

in the case of a Member Proposal relating to business other than a proposal to elect a person as a Director, as to each matter the Member proposes to bring before the general meeting of Members, a brief description of the business proposed to be brought before the meeting, including the text of any resolution proposed for consideration;

(iii)	the name and record address of the Member giving the notice and of the beneficial owner, if any, on whose behalf the nomination or other business is proposed;

(iv)

the class or series and number of shares of the Company which are registered in the name of or beneficially owned by such Member and such beneficial owner (including any shares as to which such Member or such beneficial owner has a right to acquire ownership at any time in the future);

(v)

a description of all derivatives, swaps or other transactions or series of transactions engaged in, directly or indirectly, by such Member or such beneficial owner, the purpose or effect of which is to give such Member or such beneficial owner economic risk similar to ownership of shares of the Company;

(vi)

a description of all agreements, arrangements, understandings or relationships engaged in, directly or indirectly, by such Member or such beneficial owner (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares), the purpose or effect of which is to mitigate loss to, reduce the economic risk (or ownership or otherwise) of any shares or any class or series of shares of the Company, manage the risk of share price changes for, or increase or decrease the voting power of, such Member or beneficial owner, or which provides, directly or indirectly, such Member or beneficial owner with the opportunity to profit from any decrease in the price or value of the shares or any class or series of shares of the Company;

(vii)

a description of all agreements, arrangements, understandings or relationships between such Member or such beneficial owner or any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the Member Proposal and, in the case of the nomination of a person for election as a Director, any material relationship between such Member or such beneficial owner or any of their respective affiliates or associates and the person proposed to be nominated for election;

Seadrill Limited

(viii)

any material pending or threatened legal proceeding in which such Member or such beneficial owner is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company,

(ix)	a representation that such Member intends to appear in person or by proxy at the general meeting to make the Member Proposal;

(x)

a representation as to whether such Member or any such beneficial owner intends or is part of a group that intends to (A) deliver a proxy statement and/or form of proxy to Members of at least the percentage of the voting power of the Company’s issued and outstanding shares required to elect such nominee or approve or adopt such other proposed business and/or (B) otherwise solicit proxies from Members in support of such Member Proposal; and

(xi)

in the case of a Member Proposal to propose a person for election as a Director, such other information relating to the proposed nomination as the Company may reasonably require to determine the eligibility of such proposed nominee to serve as an Independent Director of the Company or that could be material to a reasonable Member’s understanding of the independence, or lack thereof, of such nominee.

(d)

In the case of a Member Proposal to propose a person for election as a Director, such notice must be accompanied by a written consent of each person whom the Member proposes to nominate for election as a Director to being named as a nominee and to serve as a Director if elected.

(e)

If requested by the Company, the information required under Bye-laws 36.2(c)(iv), (v), (vi), (vii) and (viii) shall be supplemented by such Member and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date.

(f)	For purposes of this Bye-law 36.2, the term:

(i)	“affiliate” or “affiliates” shall have the meaning ascribed thereto under Rule 12b-2 under the Exchange Act; and

(ii)	“associate” or “associates” shall have the meaning ascribed thereto under Rule 12b-2 under the Exchange Act.

36.3.

Where persons are validly proposed for re-election or election as a Director, such Directors shall be elected or re-elected by a majority of votes cast at the relevant general meeting in accordance with these Bye-laws.

36.4.	At any general meeting the Members may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

36.5.	The election or appointment of a person or persons to act as a Director in the alternative to any one or more Directors shall not be permitted.

Seadrill Limited

37.	NUMBER OF DIRECTORS

The Board shall consist of such number of Directors as the Board may determine from time to time at its discretion, but such number shall not be less than five (5) and not more than eleven (11) Directors.

38.	[RESERVED]

39.	TERM OF OFFICE OF DIRECTORS

39.1.	A Director shall hold office until the next annual general meeting or until their office is otherwise vacated in accordance with these Bye-laws.

39.2.	A Director who is re-elected is treated as continuing in office throughout. A Director who is not re-elected shall retain office until the end of the relevant annual general meeting.

40.	REMOVAL OF DIRECTORS

40.1.

Subject to any provision to the contrary in these Bye-laws, the Members representing more than fifty per cent (50%) of the votes cast at the general meeting of the Company that are entitled to vote for the election of Directors may, at any general meeting convened and held in accordance with these Bye-laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than fourteen (14) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.

40.2.

If a Director is removed from the Board under this Bye-law 40 the Members may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

41.	VACANCY IN THE OFFICE OF DIRECTOR

41.1.	The office of Director shall be vacated if the Director:

(a)	is removed from office pursuant to these Bye-laws;

(b)	is prohibited or disqualified from being a Director by Applicable Law;

(c)	is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(d)	is or becomes of unsound mind or dies; or

(e)	resigns his office by notice to the Company.

41.2.

Provided a quorum of Directors remains in office, the Board shall have the power to appoint any person as a Director to fill any vacancy on the Board occurring as a result of Bye-law 41.1 or as a result of an increase in the size of the Board; except that in the case of a vacancy created by Bye-law 41.1(a), such vacancy shall be filled in accordance with Bye-law 40.2.

Seadrill Limited

41.3.	The term of office of any Director appointed by the Board pursuant to Bye-law 41.2 to fill a vacancy on the Board shall expire in accordance with Bye-law 39.

42.	REMUNERATION OF DIRECTORS

The remuneration (if any) of the Directors shall be determined by the Board. The Directors may also be paid all reasonable and documented travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.

43.	DEFECT IN APPOINTMENT

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

44.	BOARD TO MANAGE BUSINESS

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Act or by these Bye-laws, required to be exercised by the Company in general meeting.

45.	POWERS OF THE BOARD OF DIRECTORS

Without limiting the generality of Bye-law 44, the Board may:

(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)	provide benefits on behalf of the Company to any Director or Officer, including pursuant to an employee share scheme which has been approved by the Members in a general meeting;

(c)

exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(d)

by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

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(e)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(f)	delegate any of its powers (including the power to sub-delegate) to a committee of the Board in accordance with Bye-law 48;

(g)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(h)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(i)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(j)

authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

46.	CHAIRMAN OF THE BOARD

46.1.

Following the appointment of the Initial Directors and at all times thereafter, the Company shall have a chairman of the Board who shall be appointed by the Board. The chairman of the Board, shall perform such duties as may be delegated by the Board.

46.2.	The chairman of the Board shall not have a second or casting vote at any Board meetings or general meetings.

47.	CHIEF EXECUTIVE OFFICER

47.1.	The Chief Executive Officer shall be appointed and removed in accordance with Bye-law 50.

47.2.

Unless the Board shall otherwise delegate such duties, the Chief Executive Officer shall have general and active management of the business of the Company, and shall see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer or such other Officer as shall be authorised by him or her shall have such powers and duties as usually pertain to the office of chief executive officer, except as the same may be modified by the Board.

48.	DELEGATION TO COMMITTEES

48.1.

The Board may delegate any of its powers, authorities and discretions (including the power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the Board or not) as it thinks fit, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by (i) the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board, and (ii) the rules and regulations of any Relevant Exchange.

Seadrill Limited

48.2.	A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the committee).

48.3.	Such committee or committees shall have such name or names as may be determined from time to time by resolution of the Board.

48.4.

The Board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The Board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of these Bye-laws refers to the exercise of a power, authority or discretion by the Board and that power, authority or discretion has been delegated by the Board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee, save that no committee shall have the power or authority to:

(a)	adopt an agreement of merger, amalgamation, consolidation, scheme of arrangement or similar arrangement;

(b)	recommend to the Members the sale, lease or exchange of all or substantially all of the Company’s property and assets;

(c)	recommend to the Members a winding up or dissolution of the Company or a revocation of a winding up or dissolution; or

(d)	unless the resolution of the Board constituting the committee expressly provides as such, to declare a dividend or to authorise the allotment or issue of shares.

48.5.

Committee membership designations shall be subject to provisions regarding Independence or other qualifications for committee service which may be imposed by Applicable Laws, rules or regulations (including the rules and regulations of any Relevant Exchange).

48.6.

The Board shall establish the Audit Committee and the Joint Nomination and Remuneration Committee, each comprising of Independent Directors, and approve committee charters in respect of the same, in each case by reference to Applicable Law (and the rules and regulations of any Relevant Exchange).

49.	REGISTER OF DIRECTORS AND OFFICERS

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

Seadrill Limited

50.	APPOINTMENT AND REMOVAL OF OFFICERS

The Board may appoint such Officers (who may or may not be Directors), including the office of the Chief Executive Officer, as the Board may determine for such terms as the Board deems fit and may remove any Officers at its discretion.

51.	APPOINTMENT OF SECRETARY

The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit.

52.	DUTIES OF OFFICERS

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

53.	REMUNERATION OF OFFICERS

The Officers shall receive such remuneration as the Board may determine.

54.	CONFLICTS OF INTEREST

54.1.

Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director’s firm, partner or company to act as Auditor to the Company.

54.2.

A Director who is directly or indirectly interested in a contract or proposed contract, transaction or arrangement with the Company (an “Interested Director”) shall promptly declare the nature of such interest as required by the Act and any other requirements of Applicable Law, rules or regulations (including the rules and regulations of any Relevant Exchange).

54.3.

An Interested Director who has complied with the requirements of the foregoing Bye-law may not vote in respect of such contract or proposed contract but may, at the discretion of the uninterested directors present at the meeting, attend, and be counted in the quorum for the meeting at which the contract or proposed contract, transaction or arrangement is to be voted on.

54.4.

No contract or proposed contract, transaction or arrangement shall be void or voidable by reason only that the Interested Director was counted in the quorum of the relevant meeting or signed a written resolution of the Board in respect thereof to achieve unanimity, and the Interested Director shall not be liable to account to the Company for any profit realised thereby.

Seadrill Limited

55.	INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS

55.1.

The Directors, Resident Representative, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors and administrators (each of which an “indemnified party”), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

55.2.

The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

55.3.

The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is proved against him.

MEETINGS OF THE BOARD OF DIRECTORS

56.	BOARD MEETINGS

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

57.	NOTICE OF BOARD MEETINGS

57.1.

Subject to Bye-law 57.2, a Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting on at least five (5) Business Days’ notice, save that all Directors may prospectively or all Directors present at the time of any meeting at which a quorum exists, waive the requisite length of notice of such meeting (with their attendance being sufficient to indicate their agreement to waive notice).

Seadrill Limited

57.2.

The chairman of the Board may, if he or she deems a situation to be an emergency which requires urgent attention, convene a Board meeting on such shorter notice as he or she sees fit, such determination to be conclusively evidenced by the convening of such meeting.

57.3.

Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

58.	ELECTRONIC PARTICIPATION IN MEETINGS

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. If all the Directors participating in such meeting are not in the same place, they may decide that the meeting is be deemed as taking place wherever any of them is.

59.	QUORUM AT BOARD MEETINGS

The quorum necessary for the transaction of business at a Board meeting shall be a simple majority of the Directors for the time being in office. If there are only two (2) Directors for the time being in office, the quorum shall be two (2) Directors whom may act for the purposes set out in Bye-law 60 only, and if there is only one (1) Director for the time being in office, the quorum shall be one (1) Director whom may act for the purposes set out in Bye-law 60 only.

60.	BOARD TO CONTINUE IN THE EVENT OF VACANCY

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at Board meetings, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

61.	CHAIRMAN OF THE BOARD TO PRESIDE

The chairman of the Board of the Company, if there be one who is present, shall act as chairman at such Board meeting. In their absence a chairman of the meeting shall be appointed or elected by a majority of the Directors present at the board meeting.

62.	WRITTEN RESOLUTIONS

A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last Director.

Seadrill Limited

63.	VALIDITY OF PRIOR ACTS OF THE BOARD

No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

64.	MINUTES

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of Officers;

(b)	of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

(c)	of all resolutions and proceedings of general meetings of the Members, Board meetings, and meetings of committees appointed by the Board.

65.	PLACE WHERE CORPORATE RECORDS KEPT

Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

66.	[RESERVED]

67.	FORM AND USE OF SEAL

67.1.	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

67.2.

A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

67.3.	A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

68.	RECORDS OF ACCOUNT

68.1.	The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)	all sales and purchases of goods by the Company; and

Seadrill Limited

(c)	all assets and liabilities of the Company.

68.2.

Such records of account shall be kept at the registered office of the Company or, subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

68.3.	Such records of account shall be retained for a minimum period of five years from the date on which they are prepared.

69.	FINANCIAL YEAR END

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

AUDITS

70.	ANNUAL AUDIT

Subject to Applicable Law, rules or regulations (including the rules and regulations of any Relevant Exchange) and any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.

71.	APPOINTMENT OF AUDITOR

71.1.

Subject to the Act and any other requirements of Applicable Law, rules or regulations (including the rules and regulations of any Relevant Exchange), the Members shall appoint, or shall approve the appointment of, an auditor to the Company to hold office for such term as the Members deem fit or until a successor is appointed.

71.2.	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

72.	REMUNERATION OF AUDITOR

72.1.	The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting or in such manner as the Members may determine.

72.2.	The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

73.	DUTIES OF AUDITOR

73.1.

The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

73.2.

The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

Seadrill Limited

74.	ACCESS TO RECORDS

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company.

75.	FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT

75.1.	Subject to the following Bye-law 75.2, the financial statements and/or the auditor’s report as required by the Act shall:

(a)	be laid before the Members at the annual general meeting; or

(b)	be received, accepted, adopted or approved by the Members by written resolution passed in accordance with these Bye-laws.

75.2.

If all Members and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor’s report thereon need be made available to the Members, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so.

76.	VACANCY IN THE OFFICE OF AUDITOR

The Board may fill any casual vacancy in the office of the auditor.

77.	MERGERS OR AMALGAMATIONS

In respect of any merger or amalgamation of the Company with any other company, corporation or legal entity, wherever incorporated or organized, which the Act requires to be approved by the Members:

(a)	where such merger or amalgamation has been approved by the Board, the necessary general meeting quorum and the Members’ approval shall be as set out in Bye-laws 26 and 28 respectively; and

(b)

where such merger or amalgamation has not been approved by the Board, the necessary general meeting quorum shall be at least two (2) persons holding or representing in person or by proxy at least two-thirds of the issued and outstanding voting shares of the Company and the Members’ approval shall require the affirmative vote of at least two-thirds of votes cast at a general meeting.

Seadrill Limited

VOLUNTARY WINDING-UP AND DISSOLUTION

78.	WINDING-UP

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

79.	CHANGES TO BYE-LAWS

No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members including the affirmative vote of not less than two-thirds of all votes cast at a general meeting.

80.	DISCONTINUANCE

The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.

Appendix 3 – Recommendation of the Joint Nomination and Remuneration Committee

RECOMMENDATION FROM THE JOINT NOMINATION AND REMUNERATION

COMMITTEE (THE “COMMITTEE”) OF THE BOARD OF DIRECTORS (THE “BOARD”)

OF

SEADRILL LIMITED (THE “COMPANY”)

TO THE ANNUAL GENERAL MEETING TO BE HELD ON

17 APRIL 2024

Board Remuneration

Part 1. Each Director who was appointed to the Board effective upon the Company’s emergence from Chapter 11 on February 22, 2022 (the “Initial Directors”) and who continues to serve on the Board entered into a services agreement with the Company that established a remuneration scheme for each such Initial Director, including an annual fee and an incentive fee payable upon the earlier to occur of (i) the two year anniversary of the Company’s emergence from the Chapter 11 process and (ii) certain transformational corporate events (the “Incentive Fee”). In connection with the Chapter 11 process, certain significant creditors of the Company (who became shareholders of the Company upon the Company’s emergence from Chapter 11) approved the remuneration scheme set forth in such services agreements. Each of the six Initial Directors agreed to serve on the Board pursuant to such terms. Ana Zambelli agreed to be appointed to the Board in January 2023 and Jonathan Swinney and Harry Quarls agreed to be appointed to the Board in April 2023 under services agreements providing for the same remuneration as the Initial Directors, except that Ms. Zambelli’s, Mr. Swinney’s and Mr. Quarls’ services agreements do not provide for the Incentive Fee. The remuneration of Directors, including Board fees and the potential payment of the Incentive Fee was previously presented to shareholders of the Company at the 2022 Annual General Meeting and approved for 2023. The Company has continued to pay Board fees to all Directors in respect of 2024 Board meetings in accordance with the terms contained in the services agreements of the Directors.

The Incentive Fee became due and payable to the Initial Directors on February 22, 2024 (the second anniversary of the Company’s emergence from Chapter 11). The Incentive Fee was calculated and paid to the Initial Directors in accordance with the terms of the Initial Directors’ services agreements.

The Board fees paid to Directors in respect of 2024 meetings that are expected to occur through the date of the 2024 Annual General Meeting are expected to amount to approximately $650,000 in the aggregate, and the Incentive Fees amounted to approximately $2,700,000 in the aggregate (such amounts, together, are referred to as the “Interim Remuneration”). Pursuant to the Bye-laws of the Company, the remuneration of the Directors must be approved by shareholders based on a recommendation of the Committee.

Part 2. The Committee engaged Lyons, Benenson & Company as independent compensation consultant to undertake a review of Board compensation, including comparing the compensation of the Board to relevant statistics from other companies. Based on the Committee’s analysis and the advice of Lyons Benenson, the Committee has proposed that the compensation of Directors be restructured with effect from the 2024 Annual General Meeting so that the non-Executive Chairman would receive an annual cash retainer of $180,000, payable quarterly, and an annual equity award with a grant date value equal to approximately $150,000 and each of our other Directors would receive an annual cash retainer of $140,000, payable quarterly, and an annual equity award with a grant date value equal to approximately $120,000. Each Committee Chair (other than the non-Executive Chairman who serves as a Committee Chair) would also receive a cash retainer of $25,000. Any Director who serves on multiple committees but does not chair any committee will receive an additional $10,000 per year. Directors would also be entitled to receive $1,500 per meeting to the extent more than ten meetings are required in a year. The annual equity awards are intended to better align the interests of Directors with our shareholders. The Committee recommended this compensation structure to the Board, and the Board approved the structure. The Committee and the Board determined that the terms of the compensation are reasonable and in the best interests of the Company.

Consequently, assuming a Board size of nine (9) Directors, the Committee recommends the remuneration of the entire Board for the period from the date immediately following the Annual General Meeting until the later to occur of December 31, 2024 and the date of the 2025 Annual General Meeting (the “Prospective Remuneration”) be approximately $2,500,000 in the aggregate, assuming no more than ten meetings are held during such period. The portion of the fees that are payable in equity of the Company will be granted in the form of time-vested restricted stock units (“RSUs”). The RSUs would become fully vested upon the earlier of (i) the one-year anniversary of the date of grant and (ii) the next annual general meeting of shareholders (so long as such meeting does not occur less than 50 weeks from the date of grant). If this proposal is approved, the RSUs will be granted shortly following the 2024 Annual General Meeting. Dividend equivalents will accrue and be paid only if and when the RSUs vest; dividends and dividend equivalents will not be paid on unvested RSUs. Additionally, RSUs are not entitled to be voted at general meetings of the Company.

The Committee recommends that the shareholders (i) ratify, approve and confirm the Interim Remuneration and (ii) approve the Prospective Remuneration, in each case, as set out above, at the 2024 Annual General Meeting.

February 21, 2024

On behalf of the

Seadrill Limited

Joint Nomination & Remuneration Committee

Julie Robertson, Chair